UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Stevanato Group S.p.A.

Interim report

for the three and the nine months ended September 30, 2023

INTRODUCTION

The financial information of Stevanato Group included in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

Certain totals in the tables included in this document may not add due to rounding. The financial data in the Management Discussion and Analysis of Financial Condition and Results of Operations is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in Euro.

This Interim Report is unaudited.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group”, the “Company” and, together with its subsidiaries, the “Group”). These forward-looking statements include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, “anticipate”, “will”, “plan”, “may”, “forecast”, “result”, and other similar terminology. Forward-looking statements contained in this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; the global response to SARS-CoV-2 coronavirus (“COVID-19”) and our role in it; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, potential negative developments in the COVID-19 pandemic, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) to the extent we experience declines in order intake, there could be a potential corresponding negative impact on our results of operations; (vi) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vii) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (viii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (ix) the current conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus may negatively impact our ability to source gas at commercially reasonable terms or at all and could have a material adverse effect on our operations; (x) the evolving events in Israel and Gaza that may negatively impact the global macroeconomic landscape and could have a material adverse effect on our operations; (xi) significant interruptions in our operations could harm our business, financial condition and results of operations; (xii) as a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions declines; (xiii) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (xiv) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand; (xv) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xvi) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xvii) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xviii) if relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected; (xix) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; and (xx) our business and expected growth could be negatively impacted to the extent third party payors may not cover new drug costs (including for example the biologic class of GLP-1s). This list is not exhaustive. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” below and “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on March 2, 2023.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

Stevanato Group S.p.A.

Interim consolidated income statement

for the three and the nine months ended September 30, 2023 and 2022

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
		2023	2022	2023	2022
		(EUR thousand)		(EUR thousand)
	Notes
Revenue	9	271,418	245,261	764,715	691,582
Cost of sales	10	188,523	167,722	526,657	472,022
Gross Profit		82,895	77,539	238,058	219,560

Other operating income	11	2,199	3,447	7,433	12,126
Selling and Marketing expenses	12	4,998	5,898	17,839	17,821
Research and Development expenses	12	8,693	7,614	25,605	23,797
General and Administrative expenses	12	20,243	19,919	65,374	60,758
Operating Profit		51,160	47,554	136,673	129,309

Finance income	13	4,812	6,736	15,940	17,235
Finance expense	14	5,572	8,250	21,854	22,734
Profit Before Tax		50,400	46,040	130,759	123,810

Income taxes	15	12,507	9,753	30,302	29,135
Net Profit		37,893	36,287	100,457	94,675

Net Profit attributable to:
Equity holders of the parent		37,894	36,215	100,400	94,469
Non-controlling interests		(1)	72	57	206
		37,893	36,287	100,457	94,675

Earnings per share
Basic earnings per share (in EUR)	16	0.14	0.14	0.38	0.36
Diluted earnings per share (in EUR)	16	0.14	0.14	0.38	0.36

Stevanato Group S.p.A.

Interim consolidated statement of comprehensive income

for the three and the nine months ended September 30, 2023 and 2022

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
		2023	2022	2023	2022
		(EUR thousand)		(EUR thousand)
	Notes
Net Profit		37,893	36,287	100,457	94,675

Gains/(losses) from remeasurement of employee defined benefit plans		185	153	63	1,033
Tax effect relating to those components of OCI		(20)	(37)	(2)	(248)
Other comprehensive income/(loss) that will not be classified subsequently to the consolidated income statement		165	116	61	785

Exchange difference on translation of foreign operations	25	6,298	8,355	13,804	26,766
Changes in the fair value of cash flow hedging instruments		(2,606)	2,376	(3,255)	7,022
Changes in the time value element - cost of hedge		363	—	76	—
Tax effect relating to those components of OCI		683	(570)	696	(1,685)
Other comprehensive income/(loss) that will be classified subsequently to the consolidated income statement		4,738	10,161	11,321	32,103

Total other comprehensive income/(loss), net of tax		4,903	10,277	11,382	32,888

Total Comprehensive Income		42,796	46,564	111,839	127,563

Attributable to:
Equity holders of the parent		42,849	46,495	111,814	127,332
Non-controlling interests		(53)	69	25	231
		42,796	46,564	111,839	127,563

Stevanato Group S.p.A.

Interim consolidated statement of financial position

at September 30, 2023 and at December 31, 2022

(Unaudited)

		At September 30,	At December 31,
		2023	2022
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill		47,243	47,243
Intangible assets	17	28,573	32,158
Right of Use assets	19	16,748	19,289
Property, plant and equipment	18	968,043	641,402
Financial assets - investments FVTPL		582	782
Other non-current financial assets	20	5,575	3,839
Deferred tax assets	15	71,581	69,210
		1,138,345	813,923
Current assets
Inventories	21	277,148	213,254
Contract assets	22	158,604	103,417
Trade receivables	22	229,520	212,734
Other current financial assets	20	2,401	33,602
Tax receivables	23	17,604	21,018
Other receivables	24	38,504	33,010
Cash and cash equivalents		64,822	228,740
		788,603	845,775
Total assets		1,926,948	1,659,698
Equity and liabilities
Equity
Share capital	25	21,698	21,698
Reserves and Retained Earnings	25	974,472	831,583
Net profit attributable to equity holders of the parent		100,400	142,849
Equity attributable to equity holders of the parent		1,096,570	996,130
Non-controlling interests		112	(220)
Total equity		1,096,682	995,910

Non-current liabilities
Non-current financial liabilities	26	196,306	148,407
Employee Benefits	28	6,540	8,315
Provisions	30	6,010	5,552
Deferred tax liabilities	15	9,389	20,952
Other non-current liabilities	31	52,069	18,060
		270,314	201,286
Current liabilities
Current financial liabilities	26	100,900	70,754
Trade payables	32	240,612	239,179
Contract Liabilities	33	9,846	14,847
Advances from customers	33	52,978	26,568
Tax payables	23	61,053	41,655
Other liabilities	32	94,563	69,499
		559,952	462,502
Total liabilities		830,266	663,788
Total equity and liabilities		1,926,948	1,659,698

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the nine months ended September 30, 2023 and 2022

(Unaudited)

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2023		21,698	389,312	(27,740)	5,371	(179)	(74)	(15,611)	623,353	996,130	(220)	995,910
Other comprehensive income/(loss)	25	—	—	—	(2,541)	58	61	13,836	—	11,414	(32)	11,382
Net profit	25	—	—	—	—	—	—	—	100,400	100,400	57	100,457
Total comprehensive income		—	—	—	(2,541)	58	61	13,836	100,400	111,814	25	111,839
Dividends	25	—	—	—	—	—	—	—	(14,294)	(14,294)	—	(14,294)
Share-based incentive plans	25	—	—	507	—	—	—	—	3,009	3,516	—	3,516
Acquisition of non-controlling interests	25	—	—	—	—	—	—	—	(557)	(557)	307	(250)
Other	25	—	—	—	—	—	—	—	(39)	(39)	—	(39)
Total effects		—	—	507	—	—	—	—	(11,881)	(11,374)	307	(11,067)
At September 30, 2023		21,698	389,312	(27,233)	2,830	(121)	(13)	(1,775)	711,872	1,096,570	112	1,096,682

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2022		21,698	389,312	(27,740)	(1,277)	(745)	(22,680)	483,506	842,074	(415)	841,659
Other comprehensive income	25	—	—	—	5,337	785	26,741	—	32,863	25	32,888
Net profit		—	—	—	—	—	—	94,469	94,469	206	94,675
Total comprehensive income		—	—	—	5,337	785	26,741	94,469	127,332	231	127,563
Dividends	25	—	—	—	—	—	—	(13,500)	(13,500)	—	(13,500)
Share-based incentive plans		—	—	—	—	—	—	7,377	7,377	—	7,377
Other		—	—	—	—	—	—	14	14	—	14
Total effects		—	—	—	—	—	—	(6,109)	(6,109)	—	(6,109)
At September 30, 2022		21,698	389,312	(27,740)	4,060	40	4,061	571,866	963,298	(184)	963,114

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the nine months ended September 30, 2023 and 2022

(Unaudited)

		For the nine months ended September 30,
		2023	2022
		(EUR thousand)
	Notes
Operating activities
Profit before tax		130,759	123,810
Adjustments:
- depreciation and impairment of property, plant and equipment	18	46,792	37,036
- amortization of intangible assets and Right of Use assets	17, 19	11,629	10,717
- allowance for doubtful accounts		(50)	565
- net finance expense/(income)		2,369	7,823
- gains from the disposal of non-current assets		(22)	(119)
Change in provisions		2,540	1,558
Change in employee benefits		(94)	(3,247)
Other non-cash expenses, net		6,797	1,385
Working capital changes:
- inventories and contract assets		(120,494)	(95,478)
- trade receivables and other assets		(17,225)	(60,929)
- trade payables, contract liabilities, advances and other liabilities		59,500	45,941
Interest paid		(2,394)	(2,455)
Interest received		663	486
Income tax paid		(25,751)	(23,497)
Net Cash Flows from operating activities		95,019	43,594
Cash Flow from investing activities
Purchase of property, plant and equipment		(351,237)	(167,139)
Proceeds from sale of property plant and equipment		122	521
Purchase of intangible assets		(3,566)	(7,786)
Investment in financial assets		(2,164)	257
Net Cash Flows used in investing activities		(356,845)	(174,146)
Cash Flow from financing activities
Acquisition of non-controlling interests		(250)	—
Dividends paid	25	(3,842)	(13,500)
Payment of principal portion of lease liabilities		(4,786)	(4,925)
Proceeds from borrowings		127,142	12,399
Repayments of borrowings		(47,973)	(19,904)
Proceeds from life insurance policies redemption		27,908	—
Net Cash Flows from/(used in) financing activities		98,199	(25,930)

Net change in cash and cash equivalents		(163,627)	(156,483)
Net foreign exchange differences on cash and cash equivalents		(291)	5,373
Cash and cash equivalents at January 1		228,740	411,039
Cash and cash equivalents at September 30		64,822	259,929

Stevanato Group S.p.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Unaudited)

1.
Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located at via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on regular investment and the selected acquisition of skills and new technologies to become a global player in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic, analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has nine production plants for manufacturing and assembly of bio-pharma, and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), five plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and the United States) and two commercial offices (in Japan and the United States). In the United States, the construction of a new facility in Fishers, Indiana, announced by the Group on October 4, 2021, continues to progress. The Group prepares for launching validation activities by the end of 2023 and expects to start commercial operations in early 2024. In Italy, the facility in Piombino Dese has started commercial production while in Latina customer validation activities are well underway, as the Group prepares for commercial production by the end of the year. The global footprint allows the Group to sell products and provide services in more than 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 78.03% of its share capital.

On July 16, 2021, Stevanato Group began trading on the New York Stock Exchange under the STVN ticker.

2.
Authorization of Unaudited Interim Condensed Consolidated Financial Statements and compliance with international financial reporting standards

These Unaudited Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on October 30, 2023 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2022 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB"). The accounting policies adopted are consistent with those used at December 31, 2022, except as described in Note 3 - Basis of preparation for the unaudited interim condensed consolidated financial statements "New standards, amendments and interpretations".

3.
Basis of preparation for Unaudited Interim Condensed Consolidated Financial Statements

The preparation of the Unaudited Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Unaudited Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Impairment tests of non-current assets (including goodwill and assets with an indefinite useful life for which impairment tests are performed for the preparation of the annual Consolidated Financial Statements) are not performed for the preparation of the Unaudited Interim Condensed Consolidated Financial Statements unless impairment indicators have been identified.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires the disclosure of the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

These Unaudited Interim Condensed Consolidated Financial Statements include the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of financial position, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated cash flow statement and the accompanying condensed notes. The Unaudited Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Company’s Management considers that there are currently no material uncertainties that may cast significant doubts over this assumption. The Management has formed a judgment that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than one year after the date the financial statements are approved to be issued.

As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

New standards, amendments and interpretations

The accounting policies adopted in the preparation of the Unaudited Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Consolidated Financial Statements for the year ended December 31, 2022, except for the adoption of new standards and amendments effective from January 1, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments and interpretations were adopted for the first time in 2023 and did not have a material impact on the Unaudited Interim Condensed Consolidated Financial Statements of the Group:

Amendments to IAS 8 - Accounting Policies, Changes to Accounting Estimates and Errors

On February 12, 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes to Accounting Estimates and Errors, in which it introduces a new definition of “accounting estimates”. The amendments are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments become effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

Amendments to IAS 1 - Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The IASB also issued amendments to IFRS Practice Statement 2 Making Materiality Judgements (PS) to support the amendments in IAS 1 by explaining and demonstrating the application of the ‘four-step materiality process’ to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023.

Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB issued amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, that clarify the accounting of deferred tax on transactions such as leases and decommissioning obligations. The main change in Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition (this is also explained in the newly inserted paragraph IAS 12.22A). The amendments to IAS 12 are applicable for annual periods beginning on or after January 1, 2023.

IFRS 17 - Insurance Contracts

IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them as well as to certain guarantees and financial instruments with discretionary participation features; a few scope exceptions will apply. The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting aspects. IFRS 17 is based on a general model, supplemented by:

- a specific adaptation for contracts with direct participation features (the variable fee approach);

- a simplified approach (the premium allocation approach) mainly for short-duration contracts.

The new standard is effective on or after January 1, 2023.

Amendment to IFRS 17 - Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information

In December 2021 the IASB issued an amendment to IFRS 17 - Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023.

New standards, amendments and interpretations not yet effective

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (the “2020 amendments”). The 2020 amendments clarified aspects of how entities classify liabilities as current or non-current; especially how an entity assesses whether it has the right to defer settlement of a liability when that right is subject to compliance with specified conditions within twelve months after the reporting period.

In July 2020, due to the COVID-19 pandemic the IASB issued Classification of Liabilities as Current or Non-current – Deferral of Effective Date which deferred the application date of the 2020 amendments to annual reporting periods starting on or after January 1, 2023.

In December 2020, after informal feedback and inquiries received from stakeholders, the IFRS Interpretations Committee issued a tentative agenda decision clarifying how the 2020 amendments where to be applied for liabilities with covenants in particular fact patterns. Respondents to the tentative agenda decision raised concerns about the outcomes and potential consequences of the 2020 amendments in some situations (e.g., when covenants are negotiated that will have to be complied with after the reporting period end due to seasonality reasons). The IFRS Interpretation Committee reported this feedback to the IASB, highlighting new information (e.g. the seasonality issue) that the IASB had not considered when developing the 2020 amendments.

In October 2022, after having issued its Exposure Draft ED/2021/9 Non-current Liabilities with Covenants in November 2021, the IASB issued Amendments to IAS 1: Non-current Liabilities with Covenants which amended parts of the 2020 amendments with the aim to improve the information an entity provides when it has the right to defer settlement of a liability arising from a loan arrangement for at least twelve months subject to compliance with covenants, in addition to addressing concerns about the classification of such liabilities as current or non-current.

The Amendments provide enhanced clarity relating to the issue of settlement by adding new guidance in IAS 1. The Amendments provide enhanced guidance on the interpretation of right to defer by amending existing requirements and adding guidance in IAS 1. The Amendments also provide enhanced information for users by requiring disclosures about the existing covenants and facts and circumstances, if any that indicate the entity may have difficulty complying with covenants.

Applying the Amendments an entity shall:

(a) classify a liability as current, when one or more of the criteria in paragraph 69(a) to (c) of IAS 1 is met or, when it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period (see paragraph 69(d) of IAS 1);

(b) classify a liability as current or non-current unaffected by management’s intent or expectations about whether the entity will exercise its right to defer settlement (guidance in new paragraphs 75A of IAS 1);

(c) apply enhanced guidance on the notion of settlement (guidance in new paragraphs 76A and 76B of IAS 1);

(d) apply new guidance in paragraphs 72A and 72B of IAS 1, partly amended guidance in paragraphs 73 and 74 of IAS 1 and the guidance in paragraph 75 of IAS 1 when considering whether it has the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. A short description of the content of the new and amended requirements is that an entity considers the covenant in a loan arrangement if the entity is required to comply with the covenant on or before the end of the reporting period, and does not consider the covenant in a loan arrangement if the entity is only required to comply with the covenant based on facts and circumstances after the reporting period;

(e) provide certain disclosures when it has classified a liability arising from a loan arrangement as non-current and the right is subject to the entity complying with covenants within twelve months after the reporting period (requirements in new paragraph 76ZA of IAS 1);

(f) apply enhanced guidance (in amended paragraph 76 of IAS 1) on disclosures in case of non-adjusting events in accordance with IAS 10 Events after the reporting period.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted. If an entity decides to apply early any parts of the Amendments, then the entity has to disclose that fact and has to early apply all of the Amendments from the same date. An entity applies the Amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group is assessing the potential impacts of the amendments.

Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules

On May 23, 2023, the IASB published the International Tax Reform - Pillar Two Model Rules, amending IAS 12 Income Taxes. The document introduces a temporary exception to the recognition of deferred taxes related to the application of the Pillar Two provisions published by the OECD. In particular, the amendment will introduce:

- a temporary exception - to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and

- targeted disclosure requirements - to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect.

The amendment applies for annual periods beginning on or after January 1, 2023 but not for any interim periods ending on or before December 31, 2023.

The Group is currently evaluating the impact of the disclosure requirements for the year end consolidated financial statements.

Amendments to IFRS 16 - Lease liabilities in a sale and leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted but must be disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but must be disclosed.

The Group is assessing the potential impacts of the amendments.

New standard IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information

In June 2023, the International Sustainability Standards Board (ISSB) issued the new standard IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information, that provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities they face over the short, medium and long term.

In particular, an entity is required to provide disclosures about:

- the governance processes, controls and procedures the entity uses to monitor, manage and oversee sustainability-related risks and opportunities;

- the entity’s strategy for managing sustainability-related risks and opportunities;

- the processes the entity uses to identify, assess, prioritize and monitor sustainability-related risks and opportunities;

- the entity’s performance in relation to sustainability-related risks and opportunities, including progress towards any targets the entity has set or is required to meet by law or regulation.

IFRS S1 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted, as long as IFRS S2 is also applied. The Group is assessing the potential impacts of the new standard.

New standard IFRS S2 - Climate-related Disclosures

In June 2023, the International Sustainability Standards Board (ISSB) issued the new standard IFRS S2 - Climate-related Disclosures, sets out specific climate-related disclosures and is designed to be used with IFRS S1. The objective of IFRS S2 is to require an entity to disclose information about its climate-related risks and opportunities that is useful to users of general purpose financial reports in making decisions relating to providing resources to the entity.

In particular, an entity is required to provide disclosures about:

- the governance processes, controls and procedures the entity uses to monitor, manage and oversee climate-related risks and opportunities;

- the entity’s strategy for managing climate-related risks and opportunities;

- the processes the entity uses to identify, assess, prioritize and monitor climate-related risks and opportunities, including whether and how those processes are integrated into and inform the entity’s overall risk management process;

- the entity’s performance in relation to its climate-related risks and opportunities, including progress towards any climate-related targets it has set, and any targets it is required to meet by law or regulation.

IFRS S2 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted, as long as IFRS S1 is also applied. The Group is assessing the potential impacts of the new standard.

Amendments to IAS 21 - Lack of Exchangeability

In August 2023, the International Accounting Standard Board (IASB) amended IAS to clarify:

- when a currency is exchangeable into another currency; and

- how a company estimates a spot rate when a currency lacks exchangeability.

Amendments to IAS 21 are effective for annual reporting periods beginning on or after January 1, 2025 with earlier application permitted. The Group is assessing the potential impacts of these amendments.

4.
Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. There are no changes in the scope of consolidation for the periods presented in this Unaudited Interim Condensed Consolidated Financial Statements.

Subsidiaries

The Unaudited Interim Condensed Consolidated Financial Statements of the Group include the following companies directly or indirectly controlled by the parent company Stevanato Group S.p.A.:

					% equity interest
Name	Segment	Description	Country of incorporation	Type of control	Sep. 30, 2023	Dec. 31, 2022
Nuova Ompi S.r.l.	Biopharmaceutical	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	Direct	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	Direct	100%	100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	Direct	100%	100%
Medical Glass a.s.	Biopharmaceutical	Production of drug containment solutions	Slovakia	Indirect	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical	Service company	Mexico	Indirect	100%	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical	Production of drug	Mexico	Direct	30.76%	30.76%
		containment solutions		Indirect	69.24%	69.24%
Ompi of America inc.	Biopharmaceutical	Sale of drug containment solutions and analytical services	USA	Direct	93.01%	83.73%
				Indirect	6.99%	16.27%
Ompi do Brasil I. e C. de	Biopharmaceutical	Production of drug	Brazil	Direct	79%	79%
Em. Far. Ltda		containment solutions		Indirect	21%	21%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical	Production of drug containment solutions	China	Indirect	100%	100%
SG Denmark A/S (*)	Engineering	Production plant and machinery	Denmark	Indirect	100%	100%
Medirio SA	Biopharmaceutical	Research and development	Switzerland	Indirect	100%	100%
Balda Medical Gmbh	Biopharmaceutical	Production of in-vitro diagnostic solutions	Germany	Direct	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical	Production of in-vitro diagnostic solutions	USA	Indirect	100%	100%
Balda Precision Inc.	Biopharmaceutical	Production metal components	USA	Indirect	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical	Sale of drug containment solutions	Japan	Direct	100%	51%

(*) On December 31, 2022, the respective extraordinary shareholders' meetings of Innoscan A/S and SVM Automatik A/S approved the merger of Innoscan A/S into SVM Automatik A/S. The transaction is effective for accounting purposes at January 1, 2022. In February 2023, the surviving company SVM Automatik A/S changed its corporate name to SG Denmark A/S.

Non-controlling interests

The equity attributable to non-controlling interests at September 30, 2023 relate to Medical Glass a.s.. The net profit attributable to non-controlling interests for the nine months ended September 30, 2023 relate to Medical Glass a.s. and to Ompi of Japan Co., Ltd. Effective July 31, 2023, Stevanato Group entered into an agreement with Winckler & Co. Ltd, SE Holdings Co. Ltd and Ompi of Japan Co., Ltd., to purchase the remaining minority equity interests in Ompi of Japan Co., Ltd. and to terminate the JV agreement with SE Holdings Co. Ltd. The consideration paid for purchasing the non-controlling interests in Ompi of Japan Co., Ltd. amounted to EUR 250 thousand.

5.
Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly related to foreign currency exchange rates and interest rates;
•
liquidity risk, related to the availability of funds, the possibility to access to the credit and equity markets, should the Group require it, and to financial instruments in general, and the ability to meet financial obligations settled by cash or another financial asset;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity risk, arising from the fluctuation in commodity prices, driven by external market factors, in particular for natural gas and electricity.

These risks could significantly affect the Group’s financial position, results of operations and cash flows. Therefore, the Group identifies and monitors these risks to identify potential negative effects in advance and takes action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The Unaudited Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 39 of the Consolidated Financial Statements at and for the year ended December 31, 2022.

Although there have been no significant negative impacts from the COVID-19 pandemic on the Group’s exposure to financial risks or risk management procedures in the periods presented by these Unaudited Interim Condensed Consolidated Financial Statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and the related effects on the financial position and results of operations of the Group. Please refer to Note 35 for further details.

Management is monitoring further developments in the conflict between Russia and Ukraine and resulting financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. Primarily as a result of the Russian-Ukrainian conflict, for the year ended December 31, 2022 gas and electricity prices rose dramatically and affected Group margins, but the Group has not faced any material disruption in accessing natural gas for its operations to date. In the first nine months of 2023, gas prices have stabilized, and the Group continues to monitor the situation. In addition to higher energy prices, higher inflation is also related to issues along value chains that have characterized the global economy since the acute phase of the COVID-19 pandemic in 2020. The Russian-Ukrainian conflict has added to an already complex situation, in which a globally uneven economic recovery in the aftermath of the pandemic crisis created bottlenecks in the supply of components and inputs critical to economic activity. In addition to the above, Management is also monitoring the developing military conflict in Israel and Gaza. Please refer to Note 36 for further details.

Climate change

Climate change and potential climate change legislation may present risks to Stevanato Group operations, including business interruption, significantly increased costs and/or other adverse consequences to the Group's business. Some of the potential impacts of climate change to the business include physical risks to the Group's facilities, water and energy supply limitations or interruptions, disruptions to supply chain and impairment of other resources. In addition, if legislation or regulations are enacted or promulgated in the U.S., Europe or Asia or any other jurisdictions in which the Group does business that limit or reduce allowable greenhouse gas emissions and other emissions, such restrictions could have a significant effect on the Group operating and financial decisions, including those involving capital expenditures to reduce emissions, and the results of operations. Manufacturing operations may not be able to operate as planned if Stevanato Group is not able to comply with new legal and regulatory legislation in respect of climate change, or it may become too costly to operate in a profitable manner. Additionally, suppliers’ added expenses could be passed on to the Group in the form of higher prices and the Group may not be able to pass on such expenses to our customers through price increases.

With the impacts of climate change already manifesting themselves, and some degree of further global warming becoming inevitable, Stevanato Group is committed to protecting the environment, to operating business at global level under the principles of sustainability including principles related to climate-change, and to including EHS management as an integral part of its business processes with the commitment to reduce energy and natural resources consumption.

In preparing the Unaudited Interim Condensed Consolidated Financial Statements, management has considered the impact of climate change in the context of the required disclosures. These considerations did not have a material impact on the financial reporting judgments and estimates, consistent with the assessment that climate change is not currently expected to have a significant impact on the Group’s going concern assessment.

6.
Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
		2023	2023	2022	2022	2022
CHINA	CNY	7.6235	7.7352	7.0193	6.9368	7.3582
UNITED STATES	USD	1.0833	1.0594	1.0638	0.9748	1.0666
MEXICO	MXN	19.2804	18.5030	21.5542	19.6393	20.8560
DENMARK	DKK	7.4486	7.4571	7.4399	7.4365	7.4365
BRAZIL	BRL	5.4245	5.3065	5.4631	5.2584	5.6386
SWITZERLAND	CHF	0.9774	0.9669	1.0118	0.9561	0.9847
JAPAN	JPY	149.6515	158.1000	135.9679	141.0100	140.6600

7.
Seasonality of operations

The Group is not impacted by seasonality.

8.
Segment Information

The Group's business operations are organized into two reportable segments, based on their specific products and services:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems such as pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables;
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization and glass converting).

The criteria applied to identify the operating segments are consistent with the information reviewed by the Chief Executive Officer (the Group’s “Chief Operating Decision Maker”) in making decisions regarding the allocation of resources and to assess performance.

	As at and for the three months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	218,942	52,476	271,418	—	271,418
Inter-Segment	582	33,900	34,482	(34,482)	—
Total Revenue	219,524	86,376	305,900	(34,482)	271,418
Cost of Sales	147,702	70,404	218,106	(29,583)	188,523
Gross Profit	71,822	15,972	87,794	(4,899)	82,895

Other operating income	2,247	—	2,247	(48)	2,199
Selling and Marketing expenses	2,533	331	2,864	2,134	4,998
Research and Development expenses	6,201	2,265	8,466	227	8,693
General and Administrative expenses	18,720	3,721	22,441	(2,198)	20,243
Operating Profit	46,615	9,655	56,270	(5,110)	51,160

of which Amortization and Depreciation	19,678	1,008	20,686	(147)	20,539

Total assets	1,148,715	465,286	1,614,001	312,947	1,926,948
Total liabilities	631,713	376,701	1,008,414	(178,148)	830,266

	As at and for the three months ended September 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	207,095	38,166	245,261	—	245,261
Inter-Segment	426	32,501	32,926	(32,926)	—
Total Revenue	207,521	70,667	278,188	(32,926)	245,261
Cost of Sales	139,722	55,418	195,140	(27,418)	167,722
Gross Profit	67,799	15,249	83,047	(5,508)	77,539

Other operating income	3,505	(4)	3,501	(54)	3,447
Selling and Marketing expenses	2,706	611	3,317	2,582	5,898
Research and Development expenses	5,401	1,879	7,280	334	7,614
General and Administrative expenses	15,895	2,831	18,727	1,192	19,919
Operating Profit	47,302	9,923	57,224	(9,670)	47,554

of which Amortization and Depreciation	15,977	905	16,882	(250)	16,632

	As at and for the nine months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	619,301	145,414	764,715	—	764,715
Inter-Segment	1,419	126,218	127,637	(127,637)	—
Total Revenue	620,720	271,632	892,352	(127,637)	764,715
Cost of Sales	418,034	214,770	632,804	(106,147)	526,657
Gross Profit	202,686	56,862	259,548	(21,490)	238,058

Other operating income	7,608	—	7,608	(175)	7,433
Selling and Marketing expenses	8,130	2,026	10,156	7,683	17,839
Research and Development expenses	18,767	5,358	24,125	1,480	25,605
General and Administrative expenses	57,483	11,333	68,816	(3,442)	65,374
Operating Profit	125,914	38,145	164,059	(27,386)	136,673

of which Amortization and Depreciation	55,681	2,826	58,507	(86)	58,421

Total assets	1,148,715	465,286	1,614,001	312,947	1,926,948
Total liabilities	631,713	376,701	1,008,414	(178,148)	830,266

	As at and for the nine months ended September 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	568,138	123,444	691,582	—	691,582
Inter-Segment	1,009	83,696	84,704	(84,704)	—
Total Revenue	569,147	207,139	776,286	(84,704)	691,582
Cost of Sales	380,948	162,089	543,037	(71,014)	472,022
Gross Profit	188,199	45,051	233,250	(13,690)	219,560

Other operating income	12,229	(6)	12,223	(97)	12,126
Selling and Marketing expenses	8,619	1,871	10,490	7,331	17,821
Research and Development expenses	17,785	4,609	22,394	1,403	23,797
General and Administrative expenses	46,453	8,574	55,027	5,731	60,758
Operating Profit	127,571	29,990	157,561	(28,252)	129,309

of which Amortization and Depreciation	45,843	2,672	48,515	(762)	47,753

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the equipment manufactured by the Engineering Segment for use by the Biopharmaceutical and Diagnostic Solutions Segment. “Adjustments, elimination and unallocated items” also includes some corporate residual costs not allocated to Biopharmaceutical and Diagnostic Solutions Segment and Engineering Segment.

The reconciliation from total segments Operating Profit to consolidated Profit Before Tax is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(EUR thousand)
Segments Operating Profit	56,270	57,224	164,059	157,561
Finance income	4,812	6,736	15,940	17,235
Finance expense	5,572	8,250	21,854	22,734
Inter-segment elimination and unallocated items	(5,110)	(9,670)	(27,386)	(28,252)
Profit Before Tax	50,400	46,040	130,759	123,810

For the nine months ended September 30, 2023, the Group served a customer who constituted 11.7% of consolidated revenue, equal to EUR 89.7 million, realized both in the Biopharmaceutical and Diagnostic Solutions Segment and in the Engineering Segment.

For the nine months ended September 30, 2022, there were no customers who constituted more than 10% of consolidated revenue.

9.
Revenue from contracts with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the three months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	86,168	—	86,168
Revenue from other containment and delivery solutions	132,774	—	132,774
Revenue from engineering	—	52,476	52,476
Total revenue from contracts with customers	218,942	52,476	271,418

Geographical markets
EMEA	119,712	22,399	142,111
APAC	18,537	9,013	27,550
North America	73,679	19,148	92,827
South America	7,014	1,916	8,930
Total revenue from contracts with customers	218,942	52,476	271,418

Timing of revenue recognition
Goods and services transferred at a point in time	214,617	3,923	218,540
Goods and services transferred over time	4,325	48,553	52,878
Total revenue from contracts with customers	218,942	52,476	271,418

	For the three months ended September 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	74,418	—	74,418
Revenue from other containment and delivery solutions	132,677	—	132,677
Revenue from engineering	—	38,166	38,166
Total revenue from contracts with customers	207,095	38,166	245,261

Geographical markets
EMEA	134,013	18,738	152,751
APAC	20,294	2,547	22,840
North America	44,086	16,076	60,162
South America	8,702	806	9,508
Total revenue from contracts with customers	207,095	38,166	245,261

Timing of revenue recognition
Goods and services transferred at a point in time	201,889	4,115	206,004
Goods and services transferred over time	5,206	34,051	39,257
Total revenue from contracts with customers	207,095	38,166	245,261

	For the nine months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	247,069	—	247,069
Revenue from other containment and delivery solutions	372,231	—	372,231
Revenue from engineering	—	145,414	145,414
Total revenue from contracts with customers	619,301	145,414	764,715

Geographical markets
EMEA	374,918	78,416	453,334
APAC	50,918	22,749	73,667
North America	174,717	40,658	215,375
South America	18,748	3,591	22,339
Total revenue from contracts with customers	619,301	145,414	764,715

Timing of revenue recognition
Goods and services transferred at a point in time	609,367	11,293	620,660
Goods and services transferred over time	9,934	134,121	144,055
Total revenue from contracts with customers	619,301	145,414	764,715

	For the nine months ended September 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	206,013	—	206,013
Revenue from other containment and delivery solutions	362,125	—	362,125
Revenue from engineering	—	123,444	123,444
Total revenue from contracts with customers	568,138	123,444	691,582

Geographical markets
EMEA	352,639	61,335	413,974
APAC	52,721	21,544	74,265
North America	141,146	37,600	178,746
South America	21,632	2,965	24,597
Total revenue from contracts with customers	568,138	123,444	691,582

Timing of revenue recognition
Goods and services transferred at a point in time	554,368	12,915	567,283
Goods and services transferred over time	13,770	110,529	124,299
Total revenue from contracts with customers	568,138	123,444	691,582

The Group's revenue is divided into two main segments:

•
Biopharmaceutical and Diagnostic Solutions: this segment includes all the products and services developed and provided for containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables). This segment is further divided into two sub-categories:
•
High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how and are characterized by particular complexity and high performance;
•
Other containment and delivery solutions.
•
Engineering: this segment includes all the equipment and technologies developed and provided to support the end-to-end pharmacautical, biotechnology and diagnostic manufacturing processes.

The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific). Revenue by geographical markets is based on the end customer location.

Contract balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At September 30,	At December 31,
	2023	2022
	(EUR thousand)
Trade Receivables	229,520	212,734
Contract Assets	158,604	103,417
Contract Liabilities	(9,846)	(14,847)
Advances From Customers	(52,978)	(26,568)
Total	325,300	274,736

The amount recognized as contract assets are reclassified to trade receivables as soon as the Group has an unconditional right to consideration.

The increase in contract assets was mostly due to change in the Engineering segment where the Group is experiencing strong demand, coupled with volatility in the supply of certain raw materials, which has created a bottleneck of work and slowed the advancement of progress on specific projects.

10.
Cost of sales

Cost of sales are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(EUR thousand)
Cost of Materials	101,442	80,807	268,540	224,508
Direct industrial labor	36,761	33,421	111,983	96,015
Indirect industrial labor	17,880	14,767	53,047	44,086
Industrial depreciation and amortization	17,300	13,803	48,809	39,519
Other costs of sales	15,140	24,924	44,278	67,894
Total Cost of sales	188,523	167,722	526,657	472,022

Cost of sales for the nine months ended September 30, 2023 and 2022, amounted to EUR 526,657 thousand and EUR 472,022 thousand, respectively, consisting mainly of the cost of materials, components and labor expenses related to the production and distribution of our goods and services. Cost of sales also include industrial depreciation and amortization as well as industrial capitalized costs for the machinery and equipment built within the Group, subcontracting work and industrial overheads.

For the nine months ended September 30, 2023, increase in cost of sales was partially offset by EUR 2,886 thousand granted by the Italian government to help offset the significant rise in utilities costs and mitigate the impact to businesses. The grants were in effect through the second quarter of 2023.

11.
Other operating income

Other operating income for the nine months ended September 30, 2023 and 2022, amounted to EUR 7,433 thousand and EUR 12,126 thousand, respectively, relating mainly to (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the significant risks and benefits. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities; (ii) certain cancellation fees for unfulfilled contracts and, (iii) government grants

For the nine months ended September 30, 2023, other operating income decreased by EUR 4,693 thousand compared to the nine months ended September 30, 2022, which included approximately EUR 7.6 million related to a compensation for cancellation of an unfulfilled contract.

12.
Expenses

Expenses are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(EUR thousand)
Selling and Marketing expenses	4,998	5,898	17,839	17,821
Research and Development expenses	8,693	7,614	25,605	23,797
General and Administrative expenses	20,243	19,919	65,374	60,758
Total Expenses	33,934	33,431	108,818	102,376

For the nine months ended September 30, 2023, Selling and Marketing expenses were EUR 17,839 thousand compared to EUR 17,821 thousand for the nine months ended September 30, 2022. These expenses are mainly related to personnel expenses for the sales organizations and to business development and events costs, travel expenses and other marketing strategic consultancies. They include depreciation of EUR 513 thousand (EUR 522 thousand for the nine months ended September 30, 2022), and the release of a provision for bad and doubtful debts of EUR 29 thousand (compared to a release of EUR 141 thousand for the nine months ended September 30, 2022).

Research and Development expenses for the nine months ended September 30, 2023, amounted to EUR 25,605 thousand compared to EUR 23,797 thousand for the nine months ended September 30, 2022 and include costs for research and development activities to support the innovation of products and components. Research and Development expenses include amortization and depreciation for EUR 3,012 thousand (EUR 2,589 thousand for the nine months ended September 30, 2022).

For the nine months ended September 30, 2023, General and Administrative expenses amounted to EUR 65,374 thousand compared to EUR 60,758 thousand for the nine months ended September 30, 2022, and were mainly comprised of personnel expenses for administrative functions, consultancies, directors compensation, rental fees as well as, depreciation and amortization for EUR 6,088 thousand (EUR 5,124 thousand for the nine months ended September 30, 2022), of which amortization of fair value adjustments from purchase price allocations on trademarks related to Balda Group companies amounted to EUR 779 thousand (EUR 779 thousand for the nine months ended September 30, 2022).

13.
Finance income

Finance income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(EUR thousand)
Interest income from banks deposits	148	142	626	462
Income from financial discounts	—	(42)	8	7
Other financial income	(23)	9	29	17
Foreign currency exchange rate gains	4,838	6,369	11,720	15,466
Derivatives revaluation	(152)	257	3,555	1,056
Other fair value adjustments	1	1	2	227
Total finance income	4,812	6,736	15,940	17,235

14.
Finance expense

Finance expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(EUR thousand)
Interest on debts and borrowings	999	807	2,373	2,427
Financial discounts and other expenses	25	(158)	50	28
Interest on lease liabilities	144	147	412	431
Financial component IAS 19	65	29	197	86
Foreign currency exchange losses	2,475	2,754	15,580	9,509
Derivatives devaluation	1,725	4,662	2,964	10,015
Other fair value adjustments	139	9	278	238
Total finance expense	5,572	8,250	21,854	22,734

Finance expenses include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases related to the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounts to a net loss of EUR 3,860 thousand for the nine months ended September 30, 2023, and a net gain of EUR 5,957 thousand for the nine months ended September 30, 2022.

Derivatives revaluation and derivatives devaluation included changes in the fair values of the foreign currency forward contracts that have not been designated as hedge accounting relationships as well as the ineffectiveness of the foreign currency forward contracts designated in a cash flow hedge.

15.
Income tax

Income tax expense amounted to EUR 30,302 thousand for the nine months ended September 30, 2023, compared to EUR 29,135 thousand for the nine months ended September 30, 2022.

The effective tax rate for the nine months ended September 30, 2023, was 23.2% compared to 23.5% for the nine months ended September 30, 2022.

The analysis of deferred tax assets and deferred tax liabilities at September 30, 2023 and at December 31, 2022 is as follows:

	At September 30,	At December 31,
	2023	2022
	(EUR thousand)
Intangible assets	(4,225)	(4,179)
Property, plant and equipment	27,876	19,746
Contract balances	(12,515)	(12,329)
Revaluations of investment properties to fair value	6,092	6,807
Expected credit losses of debt financial assets	1,073	1,217
Derivatives	(793)	(1,640)
Leases	401	331
Long term incentives	23	51
Provisions	7,282	6,631
Accruals and other provisions	620	164
Tax losses carry forward	34,434	26,941
Unremitted earnings	(2,716)	(2,260)
Start up costs IPO SG spa	3,020	4,026
Share-based compensation plans	192	325
Other effects	1,428	2,427
Deferred tax assets, net	62,192	48,258
Reflected in the statement of financial position as follows:
Deferred tax assets	71,581	69,210
Deferred tax liabilities	(9,389)	(20,952)
Deferred tax assets, net	62,192	48,258

16.
Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares issued, net of the treasury shares, held by the Group.

For the three and the nine months ended September 30, 2023 and 2022 the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effect of potential shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 28 and Note 29 for further details on the equity incentive plans). There was no significant dilution impact for the three and the nine months ended September 30, 2023 and 2022 resulting in basic and diluted earnings per share being the same.

The following table reflects the profit attributable to equity holders of the parent and shares data used in the basic and diluted EPS calculation:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

Profit attributable to equity holders of the parent (in EUR thousand)	37,894	36,215	100,400	94,469

Weighted average number of shares for basic EPS	264,931,353	264,699,481	264,777,621	264,699,481
Weighted average number of shares adjusted for the effect of dilution	264,961,653	264,701,370	264,807,922	264,701,370

	2023	2022	2023	2022
Basic earnings per share (in EUR)	0.14	0.14	0.38	0.36
Diluted earnings per share (in EUR)	0.14	0.14	0.38	0.36

17.
Intangible assets

Changes in intangible assets at September 30, 2023, are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible fixed assets in process	Other intangible assets	Costs to obtain a contract	Total
	(EUR thousand)
Cost
At January 1, 2023	16,081	25,255	25,885	3,147	11,906	500	82,773
Additions	—	349	—	3,215	3	—	3,567
Disposals	—	—	—	(25)	—	—	(25)
Reclassifications	—	2,019	—	(2,016)	(3)	—	—
Exchange differences	(31)	69	(75)	(3)	50	—	12
At September 30, 2023	16,051	27,692	25,810	4,318	11,956	500	86,327

Amortization
At January 1, 2023	11,447	15,168	15,977	—	7,991	33	50,616
Amortization	1,906	3,731	956	—	460	38	7,091
Exchange differences	(22)	60	(16)	—	25	—	47
At September 30, 2023	13,331	18,959	16,917	—	8,476	71	57,754

Net book value
At September 30, 2023	2,720	8,733	8,893	4,318	3,480	429	28,573
At December 31, 2022	4,634	10,087	9,908	3,147	3,915	467	32,158

Additions in intangible assets amounting to EUR 3,567 thousand for the nine months ended September 30, 2023, were mainly related to the capitalization of costs associated with an upgrade of the Group's ERP software and other software licenses.

At September 30, 2023, no impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for.

18.
Property, plant and equipment

Changes in items of property, plant and equipment at September 30, 2023 are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction	Total
	(EUR thousand)
Cost
At January 1, 2023	166,423	523,764	51,640	15,182	298,527	1,055,535
Additions	8,673	25,159	3,364	278	325,766	363,240
Disposals	—	(766)	(121)	(65)	—	(952)
Reclassifications	22,838	30,084	3,153	470	(56,545)	—
Exchange differences	3,508	7,594	467	393	3,449	15,412
At September 30, 2023	201,442	585,835	58,503	16,258	571,197	1,433,235

Depreciation
At January 1, 2023	75,879	286,235	41,432	10,588	—	414,134
Depreciation charge for the period	5,290	35,465	4,946	1,091	—	46,792
Disposals	—	(720)	(68)	(64)	—	(853)
Reclassifications	—	97	(97)	—	—	—
Exchange differences	1,005	3,683	190	240	—	5,119
At September 30, 2023	82,174	324,760	46,403	11,855	—	465,192

Net book value
At September 30, 2023	119,268	261,075	12,100	4,403	571,197	968,043
At December 31, 2022	90,544	237,529	10,208	4,594	298,527	641,402

For the nine months ended September 30, 2023, property, plant and equipment addition of EUR 363,240 thousand were mainly due to the advancement of construction for the Group’s new facilities in the U.S., the renovation of the brownfield plant in Latina (Italy) and expansion of the Group’s headquarters and production facilities in Piombino Dese (Italy). Additions also included investments for new manufacturing equipment for the production of EZ-Fill® and bulk syringes, vials and cartridges and molding machines for container in vitro diagnostic solutions as the Group continues the build out of its global capacity expansion initiatives.

In particular, the increase in Land and buildings was mainly related to the grant of land by the city of Fishers (Indiana, U.S.), amounting to EUR 8,266 thousand, that was conditional upon the construction of a building on the site. According to IAS 20, the grant was recognized upon the fulfillment of the related obligations. The grant of land was booked against deferred income (among other liabilities) and it will be recognized in profit or loss over the life of the building.

At September 30, 2023 committed orders related to the ongoing investments equaled approximately EUR 165 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana., in February 2022, Stevanato Group entered into an agreement with BARDA, which is part of the U.S. Department of Health and Human Services, through its partnership with the U.S. Department of Defense. Under the agreement, BARDA will make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 85 million) for manufacturing capacity for standard and EZ-Fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

At September 30, 2023, no impairment indicators have been identified and, furthermore, there was no need to reassess useful life of property, plant and equipment.

19.
Right of Use assets

Movements in the leased Right of Use assets for the first nine months of 2023 are shown below:

	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2023	20,518	8,815	346	11,551	41,230
Additions	1,193	—	—	784	1,977
Disposals	(58)	—	—	—	(58)
Exchange rate differences	11	2	—	19	32
At September 30, 2023	21,664	8,817	346	12,354	43,181

Depreciation
At January 1, 2023	8,675	5,461	274	7,531	21,941
Depreciation charge for the year	2,071	1,127	48	1,292	4,539
Disposals	(40)	—	—	—	(40)
Exchange rate differences	(12)	2	—	4	(7)
At September 30, 2023	10,694	6,589	322	8,827	26,433

Net book value
At September 30, 2023	10,970	2,227	24	3,527	16,748
At December 31, 2022	11,843	3,354	72	4,020	19,289

20. Other Financial assets

The following table details the composition of other financial assets:

	At September 30,	At December 31,
	2023	2022
	(EUR thousand)
Fair value of derivatives financial instruments	2,445	2,795
Non-current secured notes at FVTPL	2,182	—
Other non-current financial assets	948	1,044
Other non-current financial assets	5,575	3,839

Fair value of derivatives financial instruments	2,401	5,694
Life insurance policies	—	27,908
Other current financial assets	2,401	33,602

Other Financial Assets	7,976	37,441

At December 31, 2022, other current financial assets included life insurance policies managed by Société Générale SA, which were measured at fair value. The decrease in other current financial assets of EUR 27,908 thousand is due to the total redemption of life insurance policies in the first half of 2023.

At September 30, 2023, other non-current financial assets included a secured senior convertible promissory note amounting to EUR 2,182 thousand with maturity date June 14, 2028.

At September 30, 2023 and at December 31, 2022, other non-current financial assets and other current financial assets included interest rate swap derivatives. Other current financial assets also included foreign exchange derivatives not designated as hedging instruments reflecting the positive change in fair value of foreign exchange forward contracts. At September 30, 2023 commodity swap derivatives and foreign exchange derivatives designated as hedging instruments reflecting the negative change in fair value of foreign exchange forward contracts were included in other current financial liabilities.

The following table sets forth the analysis of derivative assets and liabilities at September 30, 2023, and at December 31, 2022.

	At September 30,		At December 31,
	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	2,445	2,445	2,795	2,795

Current financial assets
Foreign exchange forward contracts - trading derivatives	197	197	1,658	1,658
Foreign exchange forward contracts - hedging instruments	—	—	849	849
Interest Rate Swap - hedging instruments	2,204	2,204	3,187	3,187

Current financial liabilities
Foreign exchange forward contracts - hedging instruments	1,179	1,179	—	—
Commodity Swap - hedging instruments	267	267	—	—

At September 30, 2023 and at December 31, 2022 part of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales. The change in the fair value of the derivatives not designed as hedging instruments is booked among finance income and finance expenses.

Derivatives designated as hedging instruments reflect the change in fair value of:

- the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;
- the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in U.S. Dollars;

- the commodity swap contracts, designed to hedge against price swings in the market for natural gas and electricity.

The change in the fair value of the derivatives designed as hedging instruments is booked in a separate component of equity (cash flow hedge reserve). The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

21.
Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At September 30,	At December 31
	2023	2022
	(EUR thousand)
Raw materials	102,618	88,139
Semifinished products	39,743	30,196
Finished products	127,679	92,994
Advances to suppliers	25,414	18,119
Provision from slow moving and obsolescence	(18,306)	(16,194)
Total inventories	277,148	213,254

Inventories at September 30, 2023 amounted to EUR 277,148 thousand compared to EUR 213,254 thousand at December 31, 2022. The increase was mainly driven by: (i) and increase in raw materials mainly related to the Engineering segment, for which, despite the improvements in supply chains, the Group is maintaining elevated levels of stock due also to previous shortages of electronic components; and (ii) the increase in finished products related mainly to EZ-Fill® which has longer lead times due to the additional time required to transform bulk products into ready-to-use products.

The provision for slow moving and obsolete inventories at September 30, 2023, and at December 31, 2022, amounted to EUR 18,306 thousand and EUR 16,194 thousand, respectively, with an accrual of EUR 2,574 thousand recognized within cost of sales and other changes due to utilization and exchange rate movements for EUR 462 thousand for the nine months ended September 30, 2023. For the nine months ended September 30, 2022 the accrual for slow moving and obsolete inventories recognized within cost of sales amounted to EUR 576 thousand.

22.
Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At September 30,	At December 31,
	2023	2022
	(EUR thousand)
Trade receivables	235,526	218,695
Allowance for expected credit losses	(6,006)	(5,961)
Total trade receivables	229,520	212,734

Trade receivables are non-interest bearing and generally have a term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk. Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 6,006 thousand and EUR 5,961 thousand at September 30, 2023, and at December 31, 2022, respectively.

Contract assets

Contract assets relate to revenue earned from ongoing customer-specific construction contracts within the Engineering Segment and from the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions Segment. As such, the balances of this account vary and are dependent on the number of ongoing construction contracts at the end of the period.

The Group had contract assets of EUR 158,604 thousand at September 30, 2023, and EUR 103,417 thousand at December 31, 2022. Contract assets gross amounted to EUR 355,188 thousand (EUR 235,794 thousand at December 31, 2022), net of invoices issued of EUR 196,584 thousand (EUR 132,377 thousand at December 31, 2022).

23.
Tax receivables and tax payables

At September 30, 2023 tax receivables amounted to EUR 17,604 thousand compared to EUR 21,018 thousand at December 31, 2022, and tax liabilities amounted to EUR 61,053 thousand compared to EUR 41,655 thousand at December 31, 2022. The total net balance at September 30, 2023, was a payable amounting to EUR 43,449 thousand, compared to a payable amounting to EUR 20,637 thousand at December 31, 2022.

The increase in net balance was mainly due to the increased payable for corporate income taxes accrued for the nine months ended September 30, 2023, only partially offset by 2023 tax advances, since these latter will be mainly paid in the fourth quarter 2023 by the Italian legal entities.

24.
Other receivables

At September 30, 2023 other receivables amounted to EUR 38,504 thousand compared to EUR 33,010 thousand at December 31, 2022. Other receivables mainly included VAT receivables.

25.
Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for shareholders.

Movements in the shareholders equity are reported in the Interim Consolidated Statements of Changes in Equity; comments on the main changes occurred in the period are provided below.

Share capital

At September 30, 2023, and at December 31, 2022, the Company paid-in share capital amounted to EUR 21,698 thousand divided into 295,540,036 shares without par value, including 34,103,005 ordinary shares and 261,437,031 Class A multiple voting shares.

Treasury Reserve

At December 31, 2022, a total of 30,840,555 of the Company’s Class A shares were held in treasury for a total cost of EUR (27,740) thousand. At September 30, 2023, following the conversion of 767,462 Company's Class A shares in ordinary shares awarded to the beneficiaries of shared based incentive plans, a total of 30,073,093 of the Company's Class A shares were held in treasury for a total cost of EUR (27,233) thousand.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro; at September 30, 2023, it was EUR (1,775) thousand compared to EUR (15,611) thousand as of December 31, 2022. At September 30, 2022, it amounted to EUR 4,061 thousand compared to EUR (22,680) thousand at December 31, 2021. The decrease in the currency translation reserve was mainly due to the appreciation against the Euro of the Mexican Peso and the Brazilian Real, partially offset by the depreciation of the Chinese Renminbi against the Euro, which occurred in the first nine months of 2023. These are the primary currencies in which the net assets of the Group's companies are denominated.

Retained Earnings and Other Reserves

Retained earnings and other reserves included:

- a legal reserve of EUR 4,340 thousand at September 30, 2023 and of EUR 4,340 thousand at December 31, 2022;

- other reserves of EUR 64,481 thousand at September 30, 2023 (EUR 40,284 thousand at December 31, 2022). The increase was due to (i) the allocation of previous year net profit for EUR 21,228 thousand, (ii) the accrual of the fair value of personnel cost related to share-based incentive plans and related effects of the awarding of the shares for EUR 3,009 thousand and (iii) other effects for EUR (39) thousand;

- retained earnings of the consolidated companies net of the effects of consolidation adjustments of EUR 542,652 thousand (EUR 435,881 thousand at December 31, 2022);

- net profit attributable to equity holders of the parent of EUR 100,400 thousand at September 30, 2023 and of EUR 142,849 thousand at December 31, 2022.

Dividends

On May 24, 2023, Stevanato Group shareholders approved the distribution of EUR 14,294 thousand in dividends (EUR 0.054 per share) from the net profits realized in the previous financial year. The dividend was payable on July 17, 2023 to shareholders of record at June 6, 2023. In July 2023 the Company paid EUR 3,842 thousand of the distribution to shareholders and the remaining balance, which relates to dividends payable to Stevanato Holding S.r.l., had not yet been paid at September 30, 2023.

On June 1, 2022, Stevanato Group shareholders approved the distribution of EUR 13,500 thousand in dividends (EUR 0.051 per share) in part from the net profits realized in the previous financial year and in part from "other reserves". The dividend was paid on July 13, 2022 to shareholders of record at June 14, 2022.

Non-controlling interests

Non-controlling interests amounted to EUR 112 thousand at September, 30, 2023 (EUR (220) thousand at December 31, 2022).

26.
Financial liabilities

Total financial liabilities were EUR 297,206 thousand and EUR 219,161 thousand at September 30, 2023, and at December 31, 2022, respectively; the balances in financial liabilities are as follows:

	At September 30,	At December 31,
	2023	2022
	(EUR thousand)
Lease liabilities	4,947	5,325
Bank overdrafts	43,635	13,245
Bank loans	50,872	50,518
Financial liabilities due to related parties	—	871
Fair value of derivatives	1,446	—
Financial liabilities due to other lenders	—	795
Total current financial liabilities	100,900	70,754

Lease liabilities	12,539	14,657
Bank loans	134,039	84,069
Notes	49,728	49,681
Total non-current financial liabilities	196,306	148,407

Financial Liabilities	297,206	219,161

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

Financial liabilities are recognized according to the amortized cost method and require compliance with certain financial covenants on the Group consolidated figures, more specifically the following ratios are monitored: Net Debt on EBITDA, Net Debt on Equity and EBITDA on Financial Charges. Net Debt and EBITDA are calculated as defined in the contract. The ratios are calculated on an annual basis. In particular, Net Debt on EBITDA ratio must be lower or equal to 3.5. At September 30, 2023 and at December 31, 2022, all financial covenants were complied with.

At September 30, 2023, the bank loans amounted to a total of EUR 184,911 thousand compared to EUR 134,587 thousand at December 31, 2022. The increase was mainly due to the partial draw down on the two loans with BNL (Group BNP Paribas) and Cassa Depositi e Prestiti for a total of EUR 80,000 thousand (out of EUR 130,000 thousand). Both loans have five years tenor with two years of availability period to draw down, two years of pre-amortizing period and three years of amortizing period with quarterly repayment of the installments at constant principal portion. These two loans have a potential improvement in the interest rate applied, if the Group, on the basis of the sustainability report in relation to the last financial year concluded starting from that relating to the year 2023, has achieved the KPIs envisaged in terms of renewable energy and recovery waste.

For the nine months ending September 30, 2023, the Group reimbursed bank loans for EUR 29,659 thousand.

The increase in bank overdrafts was mainly due to the taking out of some short-term financing.

The following table sets forth the reconciliation of total borrowings:

	At December 31,	Cash flows		Non-cash changes		At September 30,
	2022	Proceeds	Repayments	Exchange rate	Amortized Cost	2023
	(EUR thousand)
Bank loans	134,587	80,000	(29,659)	—	(17)	184,911
Bank overdrafts	13,245	47,142	(16,702)	(50)	—	43,635
Notes	49,681	—	—	—	46	49,728
Financial liabilities due to related parties	871	—	(819)	(52)	—	—
Financial liabilities due to other lenders	795	—	(794)	(1)	—	—
Total Borrowings	199,179	127,142	(47,973)	(103)	29	278,274

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At September 30, 2023

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	21,022	2023	1.21%	21,022
	EUR	51,664	2024	2.93%	51,664
	EUR	44,393	2025	3.49%	44,393
	EUR	34,154	2026	3.70%	34,154
	EUR	27,258	2027	3.30%	27,258
	EUR	6,667	2028	1.20%	6,667
Amortized Cost	EUR	(247)	2023-2027		(247)
Total Bank Loans					184,911

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(272)	2023-2028		(272)
Total Notes					49,728

Overdrafts	DKK	183,709	2023	1.25%	24,635
	EUR	19,000	2023	3.95%	19,000
Total Overdrafts					43,635

Total Bank Loans and Overdrafts					278,274

At December 31, 2022

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	50,680	2023	1.21%	50,680
	EUR	51,664	2024	1.17%	51,664
	EUR	24,394	2025	1.09%	24,394
	EUR	7,488	2026	1.71%	7,488
	EUR	591	2027	1.16%	591
Amortized Cost	EUR	(230)	2023-2027		(230)
Total Bank Loans					134,587

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(319)	2023-2028		(319)
Total Notes					49,681

Overdrafts	DKK	98,488	2023	1.25%	13,245

Total Bank Loans and Overdrafts					197,513

27.
Fair Value Measurement

IFRS 13 establishes a three-level hierarchy that categorizes the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs).

In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.
•
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely, in part, on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•
Level 3: If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. This is the case for unlisted equity securities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2023, and at December 31, 2022:

At September 30, 2023:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		64,822	64,822	—	—
Financial assets - investments FVTPL - traded		164	164	—	—
Financial assets - investments FVTPL - not traded		418	—	—	418
Derivatives - non-current financial assets	20	2,445	—	2,445	—
Derivatives - current financial assets	20	2,401	—	2,401	—
Non-current secured notes at FVTPL	20	2,182	—	—	2,182
Other non-current financial assets	20	734	—	734	—
Total assets		73,166	64,986	5,580	2,600

Derivatives - non-current financial liabilities	20	1,446	—	1,446	—
Total liabilities		1,446	—	1,446	—

At December 31, 2022:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		228,740	228,740	—	—
Financial assets - investments FVTPL - traded		443	443	—	—
Financial assets - investments FVTPL - not traded		339	—	—	339
Derivatives - non-current financial assets	20	2,795	—	2,795	—
Derivatives - current financial assets	20	5,694	—	5,694	—
Financial current assets	20	27,908	—	27,908	—
Other non-current financial assets	20	733	—	733	—
Total assets		266,653	229,183	37,131	339

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates at the reporting date. The fair value of interest rate swaps is determined by considering the present value of the estimated future cash flows based on observable yield curves. The fair value of commodity swaps is tied to the market price of the underlying commodities PUN and PSV at the balance sheet date.

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the nine months ended September 30, 2023:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total

	(EUR thousand)
At December 31, 2022	339	—	339
Acquisitions	79	2,182	2,261
At September 30, 2023	418	2,182	2,600

There are no transfers between Level 1, Level 2 and Level 3 during the nine months ended September 30, 2023. During the year ended December 31, 2022, the transfer between Level 3 and Level 1 for "Financial assets - investment FVTPL" was related to the distribution of the shares in Rani Therapeutics Holdings, listed on NASDAQ, from the investment fund Biologix Partners LP.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts at September 30, 2023, and at December 31, 2022.

28.
Employee benefits

Employee benefits are analyzed as follows:

	At September 30,	At December 31,
	2023	2022
	(EUR thousand)
Employee severance pay	4,974	4,936
Jubilee benefits	213	213
Other post-employment plans	1,073	979
Long term incentive plan	—	169
Stock grant plan	280	1,353
Other share-based compensation	—	665
Total employee benefits	6,540	8,315

Restricted Stock Grant Plan 2021-2027

At the Shareholders’ Meeting of Stevanato Group held on March 4, 2021, a share-based incentive plan, referred to as the “Restricted Stock Grant Plan 2021-2027” was approved. This plan included individuals who play a strategic role in the Group related to the economic and strategic development of the Group and aligned their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The Stock Grant Plan originally provided for three two-year vesting periods, between January 1, 2021 and December 31, 2022 (First Vesting Period), January 1, 2023 and December 31, 2024 (Second Vesting Period), January 1, 2025 and December 2026 (Third Vesting Period). On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", to allow the entry in 2022 of new beneficiaries, previously involved in "Long Term Incentive 2020-2023". Through such amendment, (i) the total duration of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" was limited to the First Vesting Period only and (ii) the beneficiaries were divided into two categories: the initial beneficiaries and the new beneficiaries to whom specific rules applied.

At the beginning of the vesting period, a certain number of Stevanato Group ordinary shares – linked with the achievement of specific targets in terms of consolidated revenue and EBITDA within the end of the Vesting Period – was assigned free of charge to the initial beneficiaries. For the EBITDA definition, please refer to the section “Key Indicators of Performance and Financial Condition” of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. The assigned shares are subject to the prohibition to sell and to the selling commitment in accordance with a one-year lock-up period.

The transfer of ownership of the shares was finalized after each initial beneficiary had signed an agreement which binded the beneficiaries to re-sell to Stevanato Group, fully or partially, the Shares assigned to them in case the targets provided for the vesting period in relation to which the shares were assigned should not have been totally or partially achieved. A similar obligation was provided if, within the end of the vesting period, the employment relationship would have terminated.

In the event of over-performance related to the Key Indicators of Performance, initial beneficiaries were granted, free of charge, an additional number of Stevanato Group shares related to the vesting period in which the targets were exceeded and the additional shares assigned would have been subject to the time-limited prohibition to sell.

On June 3, 2021, a total of 236,988 ordinary shares, which were previously held in treasury, were assigned to the initial beneficiaries of the plan, subject to the aforementioned conditions and restrictions.

The fair value measurement of the stock grant plan for the initial beneficiaries consisted of the following components:

-a first IAS 19 component linked to the cash settlement of the amount equal to the consideration already determined at which Stevanato Group S.p.A. would have repurchased the shares in the cases provided for by the plan regulations. This component was immediately vested at the time of the assignment of the shares. It generated expenses counterbalanced with the employee benefits liability;

-a second IFRS 2 component related to the benefit associated with the value of the stock. It was valued as stock option with a strike price equal to the value corresponding to the consideration the employees gave up in cash when the stock option was exercised. It generated expenses counterbalanced in a dedicated equity reserve among "other reserves".

The decrease in the employee benefits liability at September 30, 2023 was due to the reclassification of the balance in the dedicated equity reserve among "other reserves" for those shares for which the targets set for the first vesting period have been achieved.

On May 12, 2022, Stevanato Group sent, to the new beneficiaries of shares, a letter granting them the right to obtain the transfer free of charge of a certain number of shares if the performance targets, in terms of consolidated revenue and EBITDA provided for the vesting period in relation to which the shares were assigned, would have been achieved. New beneficiaries were individuals who play a strategic role in the Group, including its economic and strategic development, and the above right to transfer shares (subject to certain conditions) aligned their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2022.

The right for each of the new beneficiaries of shares to receive shares was conditional upon the verification by the Stevanato Group's Board of the degree of achievement of each of the performance targets after the end of the first vesting period. On the basis of this assessment the number of shares indicated in the letter of attribution of rights could have been reduced based on the degree of target achievement.

At August 30, and at September 7, 2023 the ownership of the 668,859 vested shares was formally transferred to the beneficiaries (from the shares held in treasury).

Other share-based compensation

At December 31, 2022, the Group recognized a liability for other share-based compensation amounting to EUR 665 thousand. This represented the estimate of the grant date fair value of the award for the purposes of recognizing the services received by employees during the period between service commencement date and grant date. During 2023, this liability was reclassified in a dedicated equity reserve among "other reserves" after finalization of the final grant.

29.
Share-based compensation

On December 15, 2022, the Board of Directors approved a Long Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until

December 31, 2027.

On January 3, 2023 the beneficiaries involved in the new Restricted Shares Plan 2023-2027 and Performance Shares Plan 2023-2027 received a letter that granted them the right obtain the transfer free of charge of a certain number of shares if the underlying conditions are met.

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent, for the first vesting period (January 2023 - December 2025), 50% of the same beneficiaries grant target pay opportunity, while Performance Shares represent the other 50% of the beneficiaries grant target pay opportunity. For the second vesting period (January 2024 - December 2026) and the third vesting period (January 2025 - December 2027), the Company will confirm to beneficiaries within the grant letter the specific mix of Performance and Restricted Shares.

The granting of awards under the Restricted Shares Plan, for each vesting period, is subject to and dependent on the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment -3 equal annual installments-, the relationship between the participant and Stevanato Group is still in existence, unless otherwise agreed by the Chief Executive Officer. In particular, the presence period is differentiated in coherence with the vesting schedule and coincides with the period between the grant of rights date and each installment-vesting schedule.

The right to the award of Shares under the Performance Shares Plan, for each vesting period -3 years cliff vesting-, as a consequence of the relative right to receive the number of shares is subject to the positive outcome of the verification by the Board of Directors at the date of verification relating to two different performance targets which are independent of each other:

I. 50% of the target number of shares will vest if the Group achieves the targets in relation to the revenue growth performance criterion;

II. 50% of the target number of shares will vest if the Group achieves the targets in relation to the ROIC Performance Criterion. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital (average of the beginning and end of each fiscal year).

The performance target level, minimum target, overachievement target and maximum target of each performance criterion, for each vesting period, were communicated to the beneficiaries with the grant letter.

30.
Provisions

The balances at September 30, 2023, are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2023	1,102	654	2,770	1,026	5,552
Accrued during the period	523	21	50	25	619
Utilization	—	—	(13)	—	(13)
Releases	(44)	—	(129)	—	(173)
Exchange rate differences	—	5	20	—	25
At September 30, 2023	1,581	680	2,698	1,051	6,010

Current	—	—	—	—	—
Non-current	1,581	680	2,698	1,051	6,010

31.
Other non-current liabilities

Other non-current liabilities at September 30, 2023, and at December 31, 2022, amounted to EUR 52,069 thousand and EUR 18,060 thousand, respectively. Other non-current liabilities at September 30, 2023 mainly related to (i) an advance payment from BARDA of EUR 39,483 thousand, which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for certain costs at the site of EUR 2,277 thousand. These amounts are expected to be recognized over the useful life of the element of property, plant and equipment to which are related. For further details on BARDA contribution refer to Note 18.

In addition to the above, other non-current liabilities included holiday pay for our Danish companies’ employees following the transition to the new Danish Holiday Act that started in 2019 and deferred income related to the grant of land by the city of Fishers.

32.
Trade payables and other current liabilities

Trade payables amounted to EUR 240,612 thousand at September 30, 2023 compared to EUR 239,179 thousand at December 31, 2022 and other current liabilities amounted to EUR 94,563 thousand at September 30, 2023 compared to EUR 69,499 thousand at December 31, 2022, and both are entirely due within one year.

The carrying amount of trade payables is considered to be equivalent to their fair value.

At September 30, 2023, other current liabilities included the payables for dividends amounting to EUR 10,452 thousand that were unpaid at that date.

33.
Contract liabilities and advance from customers

Contract liabilities and advances from customers are as follows:

	At September 30,	At December 31,
	2023	2022
	(EUR thousand)
Contract Liabilities	9,846	14,847
Advances from customers	52,978	26,568
Total contract liabilities and advances from customers	62,824	41,415

Current	62,824	41,415
Non-current	—	—

Contract liabilities relate to ongoing customer-specific construction contracts in the Engineering Segment and in the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions Segment. The Group had contract net liabilities of EUR 9,846 thousand and EUR 14,847 thousand at September 30, 2023, and at December 31, 2022, respectively. Contract liabilities gross amounted to EUR 55,817 thousand (EUR 64,293 thousand at December 31, 2022), net of invoices issued of EUR 65,663 thousand (EUR 79,140 thousand at December 31, 2022).

Advances from customers relate to sales whose revenue are recognized at a point in time.

34.
Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., the controlling company Stevanato Holding S.r.l. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company. Transaction with related parties refer to:

•
service fees and rentals paid to Winckler & Co Ltd., the company whose owner holds minority interests in the subsidiary Ompi of Japan Co. Ltd. up to July 31, 2023;

•
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;

•
the purchase of products and rentals paid to Società Agricola Stella S.r.l., 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;

•
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;

•
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary SG Denmark A/S;

•
rentals paid to members of the Stevanato family;

•
at December 31, 2022, loans disbursed in 2018 and 2019 by SE Holdings Co Ltd., the minority shareholder of the subsidiary Ompi of Japan Co. Ltd., amounting respectively to JPY 73.5 million and JPY 49.0 million. These loans were fully reimbursed when the minority interest was purchased by Stevanato Group S.p.A. on July 31, 2023;

•
donations to the Stevanato Foundation, owned by the Stevanato family. The Foundation exclusively pursues the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation intervenes in support of children and young people in situations of serious difficulty due to their illnesses, the distress of their families or other situations that may affect their health or growth;

•
consulting services provided by C.T.S. Studio AS, whose beneficial owner is a Board member in the sub-holding Stevanato Group International AS;

•
revenue from the sale of drug containment systems to Incog BioPharma Services, Inc, a U.S. based biopharma services company, in which by SFEM Italia S.r.l. holds a controlling stake;

•
on June 29, 2023, Ompi N.A. S. de R.L. de C.V. signed a promissory agreement for the purchase of land in Mexico with SIT Manufacturing N.A. S.A. de C.V. and paid USD 2,247 thousand as a deposit. Franco Stevanato is a Board member in SIT S.p.A., the parent company of SIT Manufacturing N.A. S.A. de C.V.

•
at September 30, 2023, payables to Stevanato Holding S.r.l. for dividends;

•
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Unaudited Interim Condensed Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended September 30,						For the nine months ended September 30,
	2023			2022			2023			2022
	Revenues	Costs	Net financial expenses	Revenues	Costs	Net financial expenses	Revenues	Costs	Net financial expenses	Revenues	Costs	Net financial expenses
	(EUR thousand)
Other related parties	59	1,597	1	256	2,591	2	237	5,354	3	314	8,327	2
Total transactions with related parties	59	1,597	1	256	2,591	2	237	5,354	3	314	8,327	2

	As of September 30,				As of December 31,
	2023				2022
	Trade receivables	Trade payables	Other assets	Other liabilities	Trade receivables	Trade payables	Other assets	Other liabilities	Financial liabilities
	(EUR thousand)				(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	9,846	64,498	—	—	7,771	37,918	—
Other related parties	577	102	2,121	1,092	451	150	—	—	871
Total transactions with related parties	577	102	11,967	65,590	451	150	7,771	37,918	871

35.
COVID-19 Pandemic

Stevanato Group has been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures to contain the spread of the virus. The Group experienced both positive and negative impacts from the COVID-19 pandemic. COVID-19 provided a favorable tailwind due to our critical role in supplying glass vials and syringes to support the roll-out of the COVID-19 vaccine to approximately 90% of the marketed vaccine programs. The pandemic also had unfavorable impacts including decreases in non-COVID-19 related products, labor absenteeism and supply chain disruptions, among others. The Group continues to experience some volatility in certain pockets of the supply chain (such as electronic components) and lower demand in certain product categories including in-vitro diagnostics and some vial products due to high customer inventor levels which the Group expects to normalize in 2024.

Currently, the Group expects revenue from COVID-19-related products and services will continue to decrease in fiscal year 2023 compared to fiscal year 2022 where the estimated COVID-19-related revenue was approximately 11.2% of the Group total revenue. The Group estimates that in fiscal year 2023, COVID-19 will account for approximately 1% to 2% of total revenue. Longer-term, there remains uncertainty around the magnitude of demand for COVID-19-related products.

36.
Impact of war in Ukraine, global macroeconomic scenario and inflation

On February 24, 2022, Russia launched a military invasion of Ukraine. As of today, active conflict is underway in and impacting several major Ukrainian cities.

Primarily as a result of the Russian-Ukrainian conflict, gas and electricity prices rose dramatically during the year ended December 31, 2022. Such increase unfavorably affected the Group’s margins. In response, the Group increased prices accordingly to offset the impacts of the price increases. The Group has not faced any material disruption in accessing natural gas for its operations to date but the ongoing conflict may negatively impact the Group’s future ability to source gas at commercially reasonable terms, or at all. The Group’s operations in Italy have the highest gas consumption across its European operations. For the nine months ended September 30, 2023, gas prices have stabilized, and the Group continues to monitor the situation.

The Group manages the business in the context of the current global inflationary environment. Governments have engaged in efforts to try to ease the economic pain resulting from high energy and food prices, with measures such as price caps, price and income subsidies and reduced taxes and tax credits. However, since energy prices are likely to remain high and volatile, untargeted measures to keep prices under control may become increasingly unaffordable, discouraging energy savings strategies.

In order to pursue price stability, the U.S. Federal Reserve and other central banks in various countries have raised, and may again raise, interest rates in response to inflation. Through an increase in the key interest rate, central banks make borrowing more expensive and encourage saving, thereby influencing consumer demand for goods and services as well as business investment. Such measures can help reduce inflation but can also result in lower economic activity.

In addition to higher energy prices, higher inflation is also related to issues along value chains that have characterized the global economy since the acute phase of the COVID-19 pandemic in 2020. The Russian-Ukrainian conflict has added to an already complex situation, in which a globally uneven economic recovery in the aftermath of the pandemic crisis created bottlenecks in the supply of components and inputs critical to economic activity. These pressures are currently showing signs of easing in recent months.

The Group is also monitoring the developing military conflict in Israel and Gaza, but cannot predict whether this situation, which is unfolding in real-time, may escalate and result in material implications for its business. None of the Group’s operations are located in Israel or Gaza and currently the Group does not have any significant customers or suppliers in the region.

General global economic downturns and macroeconomic trends, including heightened inflation which has led to higher labor and materials costs, capital market volatility, interest rate and currency rate fluctuations, and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations have affected, and may continue to affect, the reported value of the Group assets and liabilities, as well as cash flows.

37.
Events after the reporting period

The Group has evaluated subsequent events through October 30, 2023, which is the date the Unaudited Interim Condensed Consolidated Financial Statements were authorized for issuance and concluded that there is nothing material to report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements.

For additional information, refer to the risk factors discussed under “Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 70-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including all of the top 25 pharmaceutical companies and 8 of the top 10 in-vitro diagnostic companies, as measured by 2022 revenue, according to data collected by Global Data. We also serve 7 of the top 12 biotechnology companies by market capitalization in the NASDAQ Biotechnology Index and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements. For example, under our Exclusive Collaboration Agreement with Owen Mumford Ltd. relating to our Aidaptus disposable autoinjector platform, which we entered into in March of 2022, we are harnessing the full breadth of services to deliver the Aidaptus® auto injector.

Our solutions are highly integrated with the development, production and commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug’s life cycle, together with the breadth of our offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s, monoclonal antibodies and mRNA applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We estimate that our total addressable market, based on our current offering, exceeded $15 billion in terms of revenue generated by all market participants in 2022, and consists of biopharmaceutical injectables and in-vitro diagnostic products (Source: IQVIA; Markets & Markets; Evaluate Pharma; Roots Analysis, Alira Health, Analyst Reports, Expert interviews; SG internal data). Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions; (ii) additional delivery systems; (iii) complementary engineering solutions; and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (i.e., machinery for assembly, visual inspection, packaging and serialization and glass converting).

In the nine months ended September 30, 2023, and 2022, we generated 81% and 82% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 19% and 18% from our Engineering segment, respectively.

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to a ready-to-use format but we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more of the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business Overview—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)” of our Annual Report on Form 20-F for the year ended December 31, 2022.

We have nine production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the United States), five plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the United States) and two commercial offices (Japan and the United States). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the United States were acquired in strategic transactions over the past 15 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries.

The Group is expanding its global industrial footprint with the establishment of two new facilities in Fishers, Indiana, United States, and in Latina, Italy, primarily to add capacity in its premium EZ-Fill® products, diversify its product supply and improve proximity to customers.

Highlights

Interim Consolidated Income Statement Data

	(Amounts in € million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2023	2022	%	2023	2022	%
Revenue	271.4	245.3	10.7%	764.7	691.6	10.6%
Gross Profit	82.9	77.5	6.9%	238.1	219.6	8.4%
Operating Profit	51.2	47.5	7.6%	136.7	129.3	5.7%
Profit Before Tax	50.4	46.0	9.5%	130.7	123.8	5.6%
Net Profit attributable to:
Equity holders of the parent	37.9	36.2	4.6%	100.4	94.5	6.3%
Non-controlling interests	(0.0)	0.1	(101.4)%	0.1	0.2	(72.3)%
Basic earnings per share (in €)	0.14	0.14	4.6%	0.38	0.36	6.2%
Diluted earnings per share (in €)	0.14	0.14	5.0%	0.38	0.36	6.2%
Dividend approved per share (in €) (1)	0.054	0.051	5.9%	0.054	0.051	5.9%
Dividend approved per share (in $) (2)	0.058	0.055	5.5%	0.058	0.055	5.5%

(1)
Following approval of the Consolidated Financial Statements by the shareholders at the Annual General Meeting of the Shareholders on May 24, 2023, a dividend distribution of €0.054 per outstanding share was approved, corresponding to a total distribution of approximately €14.3 million. This distribution was made from the net profits realized in the previous financial year. In July 2023 the Company paid €3.8 million of the distribution to shareholders of record at June 6, 2023 and the remaining balance, which relates to dividends payable to Stevanato Holding S.r.l., had not yet been paid at September 30, 2023.
(2)
Following approval of the Consolidated Financial Statements by the shareholders at the Annual General Meeting of the Shareholders on June 1, 2022, a dividend distribution of €0.051 per outstanding share was approved, corresponding to a total distribution of €13.5 million. This distribution was made in part from the net profits realized in the previous financial year and in part from "other reserves". In July 2022 the Company paid €13.5 million of the distribution to shareholders of record at June 14, 2022.

For further information on Earnings per share calculation, see “16. Earnings per Share” in the Unaudited Interim Condensed Consolidated Financial Statements.

Interim Consolidated Statement of Financial Position Data

	(Amounts in € million, except as indicated otherwise)
	At September 30,	At December 31,	Change
	2023	2022	€
Assets
Total current assets	788.6	845.8	(57.2)
Total non-current assets	1,138.3	813.9	324.4
Total assets	1,926.9	1,659.7	267.3

Liabilities and equity
Total current liabilities	560.0	462.5	97.5
Total non-current liabilities	270.3	201.3	69.0
Total liabilities	830.3	663.8	166.5
Total Equity	1,096.7	995.9	100.8
Total liabilities and equity	1,926.9	1,659.7	267.3

COVID-19 pandemic update

Stevanato Group has been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures to contain the spread of the virus. The Group experienced both positive and negative impacts from the pandemic. COVID-19 provided a favorable tailwind due to our critical role in supplying glass vials and syringes to support the roll-out of the COVID-19 vaccine to approximately 90% of the marketed vaccine programs. The pandemic also had unfavorable impacts including decreases in non-COVID-19 related products, labor absenteeism and supply chain disruptions, among others.

The Group continues to experience some volatility in certain pockets of the supply chain (such as electronic components) and lower demand in certain product categories including in-vitro diagnostics and some vial products due to high customer inventor levels which the Group expects to normalize in 2024.

Currently, the Group expects revenue from COVID-related products and services will continue to decrease in fiscal year 2023 compared to fiscal year 2022 where the estimated COVID-19-related revenue was approximately 11.2% of the Group total revenue. The Group estimates that in fiscal year 2023, COVID-19 will account for approximately 1% to 2% of revenue. Longer-term, there remains uncertainty around the magnitude of demand for COVID-19 related products.

2023 first nine months challenges

In the first nine months of 2023, we still confronted a number of challenges linked, in part, to the decreasing relevance of the COVID-19 pandemic and, in part, to the conflict between Russia and Ukraine which may further weaken the global economy and could result in additional inflationary pressures and supply chain constraints, including the unavailability and cost of energy.

In addition, the military actions undertaken by Russian military forces against Ukraine resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and certain other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. As a result, primarily of the Russian-Ukrainian conflict, gas prices have risen dramatically during the year ended December 31, 2022 and affected Group margins. However, Stevanato Group has not faced any difficulties in accessing natural gas for its operations to date. In the first nine months of 2023, gas prices appear to have stabilized, and we continue to monitor the situation going forward.

The increased demand for electrical components has impacted global supply chains, which were already under strain. This has caused a temporary disruption in the supply of the manufacturing parts that we use. We rely on electronic components for the construction of our manufacturing lines in the Engineering Segment which we sell to external customers and use within our manufacturing facilities to produce our drug containment products. Our ability to source from multiple suppliers, order materials in advance, and keep excess raw materials and inventory on hand, has helped to lessen the impact on our business of these supply chain challenges. However, the Group continues to experience delays in electronic components which has lengthened the lead times for delivery of our manufacturing lines to customers and to the Group for internal use in its manufacturing facilities.

General global economic downturns and macroeconomic trends, including heightened inflation which has led to higher labor and materials costs, capital market volatility, interest rate and currency rate changes and fluctuations (both as a result of monetary policies and the current macroeconomic environment), and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations have affected, and may continue to affect, the reported value of our assets and liabilities, as well as cash flows.

The Group is also monitoring the developing military conflict in Israel and Gaza, but cannot predict whether this situation, which is unfolding in real-time, may escalate and result in material implications for its business. None of the Group’s operations are located in Israel or Gaza and currently the Group does not have any significant customers or suppliers in the region.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items. Results discussed in this section do not include Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our revenue is divided into two main segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
high-value solutions; and
•
other containment and delivery solutions.
(ii)
Engineering: which includes the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization and glass converting). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue for the three months ended September 30, 2023, and 2022, amounted to €271.4 million and €245.3 million, respectively. Revenue recognized in the nine months ended September 30, 2023, and 2022, amounted to €764.7 million and €691.6 million, respectively.

In the nine months ended September 30, 2023, and 2022, we generated 81% and 82% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 19% and 18% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three and the nine months ended September 30, 2023, and 2022.

Revenue for each segment is divided into "External Customers", representing revenue from third party sales, and "Inter-Segment", representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the Consolidated Revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

	For the three months ended September 30, 2023
	(Amounts in € million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	218.9	52.5	—	271.4
Inter-Segment	0.6	33.9	(34.5)	—
Revenue	219.5	86.4	(34.5)	271.4

Gross Profit	71.8	16.0	(4.9)	82.9
Gross Profit Margin	32.7%	18.5%		30.5%

Operating Profit	46.6	9.7	(5.1)	51.2
Operating Profit Margin	21.2%	11.2%		18.8%

	For the three months ended September 30, 2022
	(Amounts in € million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	207.1	38.2	—	245.3
Inter-Segment	0.4	32.5	(32.9)	—
Revenue	207.5	70.7	(32.9)	245.3

Gross Profit	67.8	15.2	(5.5)	77.5
Gross Profit Margin	32.7%	21.5%		31.6%

Operating Profit	47.3	9.9	(9.7)	47.5
Operating Profit Margin	22.8%	14.0%		19.4%

	For the nine months ended September 30, 2023
	(Amounts in € million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	619.3	145.4	—	764.7
Inter-Segment	1.4	126.2	(127.6)	—
Revenue	620.7	271.6	(127.6)	764.7

Gross Profit	202.7	56.9	(21.5)	238.1
Gross Profit Margin	32.7%	20.9%		31.1%

Operating Profit	125.9	38.1	(27.4)	136.7
Operating Profit Margin	20.3%	14.0%		17.9%

	For the nine months ended September 30, 2022
	(Amounts in € million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	568.1	123.4	—	691.6
Inter-Segment	1.0	83.7	(84.7)	—
Revenue	569.1	207.1	(84.7)	691.6

Gross Profit	188.2	45.1	(13.7)	219.6
Gross Profit Margin	33.1%	21.8%		31.8%

Operating Profit	127.6	30.0	(28.3)	129.3
Operating Profit Margin	22.4%	14.5%		18.7%

For further information on Revenue, Gross Profit and Operating Profit, see “Results of Operations”, below.

Results of Operations

Three and nine months ended September 30, 2023 versus three and nine months ended September 30, 2022

The following tables set forth our results of operations for the three and the nine months ended September 30, 2023, and 2022.

	(Amounts in € million, except as indicated otherwise)
	For the three months ended September 30,				Change	Change
	2023	% of revenue	2022	% of revenue	€	%
Revenue	271.4	100.0%	245.3	100.0%	26.1	10.7%
Cost of sales	188.5	69.5%	167.7	68.4%	20.8	12.4%
Gross Profit	82.9	30.5%	77.5	31.6%	5.4	6.9%
Other operating income	2.2	0.8%	3.4	1.4%	(1.2)	(36.2)%
Selling and Marketing expenses	5.0	1.8%	5.9	2.4%	(0.9)	(15.3)%
Research and Development expenses	8.7	3.2%	7.6	3.1%	1.1	14.2%
General and Administrative expenses	20.2	7.4%	20.0	8.2%	0.2	1.6%
Operating Profit	51.2	18.8%	47.5	19.4%	3.7	7.6%
Finance income	4.8	1.8%	6.7	2.7%	(1.9)	(28.6)%
Finance expense	5.6	2.1%	8.3	3.4%	(2.7)	(32.5)%
Profit Before Tax	50.4	18.6%	46.0	18.8%	4.4	9.5%
Income taxes	12.5	4.6%	9.8	4.0%	2.7	28.2%
Net Profit	37.9	14.0%	36.3	14.8%	1.6	4.4%

	(Amounts in € million, except as indicated otherwise)
	For the nine months ended September 30,				Change	Change
	2023	% of revenue	2022	% of revenue	€	%
Revenue	764.7	100.0%	691.6	100.0%	73.1	10.6%
Cost of sales	526.6	68.9%	472.0	68.2%	54.6	11.6%
Gross Profit	238.1	31.1%	219.6	31.8%	18.5	8.4%
Other operating income	7.4	1.0%	12.1	1.7%	(4.7)	(38.7)%
Selling and Marketing expenses	17.8	2.3%	17.8	2.6%	—	—
Research and Development expenses	25.6	3.3%	23.8	3.4%	1.8	7.6%
General and Administrative expenses	65.4	8.5%	60.8	8.8%	4.6	7.6%
Operating Profit	136.7	17.9%	129.3	18.7%	7.4	5.7%
Finance income	15.9	2.1%	17.2	2.5%	(1.3)	(7.5)%
Finance expense	21.9	2.9%	22.7	3.3%	(0.8)	(3.9)%
Profit Before Tax	130.7	17.1%	123.8	17.9%	6.9	5.6%
Income taxes	30.3	4.0%	29.1	4.2%	1.2	4.0%
Net Profit	100.4	13.1%	94.7	13.7%	5.7	6.1%

Revenue

Revenue increased by €26.1 million, or 10.7%, to €271.4 million for the three months ended September 30, 2023, compared to €245.3 million for the three months ended September 30, 2022, driven by growth in both segments. For the three months ended September 30, 2023, high value solutions increased to 31.7% of our total revenue, compared with 30.3% for the three months ended September 30, 2022, resulting from increased customer demand for high performance, ready-to-use containment solutions. Revenue growth on a constant currency basis was 12.8% for the three months ended September 30, 2023.

For the three months ended September 30, 2023, we estimate that COVID-19 related revenue represented approximately 1.9% of our total revenue compared to 13.3% for the three months ended September 30, 2022.

Revenue increased by €73.1 million, or 10.6%, to €764.7 million for the nine months ended September 30, 2023, compared to €691.6 million for the nine months ended September 30, 2022, driven by growth in both our Biopharmaceutical and Diagnostic Solutions and Engineering segments. Revenue growth on a constant currency basis was 11.2% for the nine months ended September 30, 2023.

For the nine months ended September 30, 2023, we estimate that COVID-19 related revenue represented approximately 2.2% of our total revenue compared to 11.1% for the nine months ended September 30, 2022.

Biopharmaceutical and Diagnostic Solutions

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €11.8 million, or 5.7%, to €218.9 million for the three months ended September 30, 2023, compared to €207.1 million for the three months ended September 30, 2022. Revenue growth on constant currency basis was 8.2% for the three months ended September 30, 2023. Revenue growth was mainly driven by increased revenue from high-value solutions. Revenue generated from our high-value solutions increased by €11.8 million, or 15.8%, to €86.2 million for the three months ended September 30, 2023, compared to €74.4 million for the three months ended September 30, 2022. Revenue generated by other containment and delivery solutions increased by €0.1 million, or 0.1%, to €132.8 million for the three months ended September 30, 2023, compared to €132.7 million for the three months ended September 30, 2022.

On a constant currency basis, revenue generated from high-value solutions increased by €14.3 million, or 19.2%, to €88.7 million for the three months ended September 30, 2023, compared to €74.4 million for the three months ended September 30, 2022, and revenue generated by other containment and delivery solutions increased by €2.7 million, or 2.0%, to €135.4 million for the three months ended September 30, 2023, compared to €132.7 million for the three months ended September 30, 2022.

For the three months ended September 30, 2023, we estimate that approximately 2.4% of segment revenue was related to COVID-19, compared to approximately 15.7% of segment revenue estimated for the three months ended September 30, 2022.

For the nine months ended September 30, 2023, revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €51.2 million, or 9.0%, to €619.3 million, compared to €568.1 million for the nine months ended September 30, 2022. Revenue growth was driven by an increase in our premium price high-value solutions, which grew by €41.1 million, or 19.9%, to €247.1 million for the nine months ended September 30, 2023, compared to €206.0 million for the nine months ended September 30, 2022. Revenue generated by other containment and delivery solutions increased by €10.1 million, or 2.8%, to €372.2 million for the nine months ended September 30, 2023, compared to €362.1 million for the nine months ended September 30, 2022.

On a constant currency basis, revenue generated from high-value solutions increased by €43.2 million, or 21.0%, to €249.2 million in the nine months ended September 30, 2023, compared to €206.0 million in the nine months ended September 30, 2022, while revenue generated by other containment and delivery solutions increased by €12.4 million, or 3.4%, to €374.5 million in the nine months ended September 30, 2023, compared to €362.1 million in the nine months ended September 30, 2022.

For the nine months ended September 30, 2023, we estimate that approximately 2.8% of segment revenue was related to COVID-19, compared to approximately 13.5% of segment revenue estimated for the nine months ended September 30, 2022.

Engineering

Revenue generated by the Engineering segment, increased by €14.3 million, or 37.5%, to €52.5 million for the three months ended September 30, 2023, compared to €38.2 million for the three months ended September 30, 2022, mainly driven by strong sales in all business lines. The segment is currently experiencing higher demand and volatility in the supply of raw materials, which has created a bottleneck and slowed the advancement of progress on specific contracts.

Revenue generated by the Engineering segment, increased by €22.0 million, or 17.8%, to €145.4 million for the nine months ended September 30, 2023, compared to €123.4 million for the nine months ended September 30, 2022. This revenue increase is principally due to higher sales in visual inspection and assembly and packaging lines, partially offset by a decrease in revenue from glass converting lines.

We do not consider any of the revenue in our Engineering segment to be attributable to COVID-19 since: (i) we cannot accurately determine the end use of our products; and (ii) most of our products have life cycles of 10 years or more and, therefore, bear a reasonably likely chance of being used for purposes other than COVID-19 related.

Revenue Breakdown by Geographical Markets

The following tables presents revenue by geographical markets for the three and the nine months ended September 30, 2023, and 2022. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in € million, except as indicated otherwise)
	For the three months ended September 30,				Change	Change
	2023	% on Revenue	2022	% on Revenue	€	%

Geographical markets
EMEA	142.1	52.4%	152.8	62.3%	(10.7)	(7.0)%
APAC	27.6	10.2%	22.8	9.3%	4.8	20.6%
North America	92.8	34.2%	60.2	24.5%	32.6	54.3%
South America	8.9	3.3%	9.5	3.9%	(0.6)	(6.1)%
Total Revenue	271.4	100.0%	245.3	100.0%	26.1	10.7%

	(Amounts in € million, except as indicated otherwise)
	For the nine months ended September 30,				Change	Change
	2023	% on Revenue	2022	% on Revenue	€	%

Geographical markets
EMEA	453.3	59.3%	414.0	59.9%	39.3	9.5%
APAC	73.7	9.6%	74.3	10.7%	(0.6)	(0.8)%
North America	215.4	28.2%	178.7	25.8%	36.7	20.5%
South America	22.3	2.9%	24.6	3.6%	(2.3)	(9.2)%
Total Revenue	764.7	100.0%	691.6	100.0%	73.1	10.6%

Cost of Sales

Cost of sales increased by €20.8 million, or 12.4%, to €188.5 million for the three months ended September 30, 2023, compared to €167.7 million for the three months ended September 30, 2022. The increase in cost of sales was due to growth in sales volumes and the increase in industrial costs tied to the ongoing start-up of our new manufacturing plants. The increase in cost of sales also resulted from an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to increase the production capacity, particularly for high value solutions.

As a percentage of revenue, cost of sales was 69.5% for the three months ended September 30, 2023 compared to 68.4% for the three months ended September 30, 2022.

For the three months ended September 30, 2023, cost of sales included €2.5 million of start-up costs related to the new facilities in Indiana, U.S., and in Latina, Italy compared to €1.0 million of start-up costs for the three months ended September 30, 2022. These costs are primarily related to labor costs incurred prior to the ongoing start-up of commercial operation that are associated with the training and travel of personnel who are employed in the production of our high value EZ-Fill® products which require specific knowledge.

Cost of sales increased by €54.6 million, or 11.6%, to €526.6 million for the nine months ended September 30, 2023, compared to €472.0 million for the nine months ended September 30, 2022. Cost of sales increased due to the growth in sales volumes and of the increase in industrial costs tied to the start-up of our new manufacturing plants. The increase in cost of sales also resulted from an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to increase the production capacity, particularly for high value solutions.

As a percentage of revenue, cost of sales was 68.9% for the nine months ended September 30, 2023 compared to 68.2% for the nine months ended September 30, 2022.

For the nine months ended September 30, 2023, cost of sales was also positively affected by €2.9 million in subsidies granted by the Italian government that are intended to help mitigate the rise in utility costs. The grants, already in place in the fourth quarter 2022, were in effect through the second quarter of 2023.

For the nine months ended September 30, 2023, cost of sales included €8.5 million of start-up costs related to the new facilities in Indiana, U.S., and in Latina, Italy compared to €1.9 million of start-up costs for the nine months ended September 30, 2022.

Gross Profit

For the three months ended September 30, 2023, gross profit increased by €5.4 million, or 6.9%, to €82.9 million, compared to €77.5 million for the three months ended September 30, 2022. Gross profit margin decreased to 30.5% for the three months ended September 30, 2023, compared to 31.6 % for the same period last year, driven by the lower gross profit contributions from the Engineering Segment, the rise in industrial costs and higher depreciation. This was partially offset by higher sales of more accretive high-value solutions. Excluding the start-up costs, adjusted gross profit margin would have been 31.5% compared with 32.0% for the same period last year.

For the three months ended September 30, 2023, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment amounted to 32.7% and was consistent with 32.7% for the three months ended September 30, 2022. Gross profit margin was impacted by the temporary inefficiencies due to the start-up of new manufacturing plants and higher depreciation, which was offset by a higher mix of more accretive high-value solutions.

For the three months ended September 30, 2023, gross profit margin for the Engineering segment decreased to 18.5% compared to 21.5% for the three months ended September 30, 2022. The decrease in gross profit margin was mainly driven by lower marginality on specific projects in process.

For the nine months ended September 30, 2023, gross profit increased by €18.5 million, or 8.4%, to €238.1 million, compared to €219.6 million for the nine months ended September 30, 2022. Gross profit margin decreased to 31.1% for the nine months ended September 30, 2023, compared to 31.8% for the same period last year. The decrease was mainly due to the rise in industrial costs tied to the start-up of our new plants and higher depreciation, which was partially offset by the increased mix of more accretive high-value solutions.

For the nine months ended September 30, 2023, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment decreased to 32.7% compared to 33.1% for the nine months ended September 30, 2022, principally due to the start-up of our new EZ-Fill® manufacturing plants in Italy and in the U.S., which was partially offset by higher sales from the increasing mix of more accretive high value solutions.

For the nine months ended September 30, 2023, gross profit margin for the Engineering segment decreased to 20.9% compared to 21.8% for the nine months ended September 30, 2022. The decrease in gross profit margin was mainly driven by lower marginality on specific projects in process, and to a lesser extent a lower mix of more accretive after sales revenue.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the significant risks and benefits. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities; (ii) certain cancellation fees for unfulfilled contracts and, (iii) government grants.

Other operating income decreased by €1.2 million, or 36.2%, to €2.2 million for the three months ended September 30, 2023, compared to €3.4 million for the three months ended September 30, 2022, which included approximately €1.6 million related to a compensation for cancellation of an unfulfilled contract.

For the nine months ended September 30, 2023, other operating income decreased by €4.7 million, or 38.7%, to €7.4 million compared to €12.1 million for the nine months ended September 30, 2022, which included the above mentioned €7.6 million income related to a compensation for cancellation of an unfulfilled contract.

Selling and Marketing expenses

Selling and marketing expenses decreased by €0.9 million, or 15.3%, to €5.0 million for the three months ended September 30, 2023, compared to €5.9 million for the three months ended September 30, 2022. These expenses are mainly related to personnel expenses for our sales organization and to business development and events costs, travel expenses and other marketing strategic consultancies.

The decrease in selling and marketing expenses was mainly due to a provision for sundry risk in connection with taxation related to personnel severance accrued for the three months ended September 30, 2022 which did not occur for the three months ended September 30, 2023. This was partially offset by lower release of doubtful debts provision.

As a percentage of revenue, selling and marketing expenses was 1.8% for the three months ended September 30, 2023 compared to 2.4% for the three months ended September 30, 2022.

Selling and marketing expenses amounted to €17.8 million for the nine months ended September 30, 2023, and was in line with €17.8 million for the nine months ended September 30, 2022.

The higher year-over-year, business development costs for activities to support the ongoing growth were offset by the above mentioned a provision for sundry risk accrued for the nine months ended September 30, 2022.

As a percentage of revenue, selling and marketing expenses was 2.3% for the nine months ended September 30, 2023 compared to 2.6% for the nine months ended September 30, 2022.

Research and Development expenses

Research and development expenses increased by €1.1 million, or 14.2%, to €8.7 million for the three months ended September 30, 2023, compared to €7.6 million for the three months ended September 30, 2022. These expenses included depreciation and amortization for €1.0 million for the three months ended September 30, 2023, compared to €0.9 for the three months ended September 30, 2022.

The increase is mainly related to higher personnel costs due to new hires to sustain and progress the strategic R&D activities launched at the Group level.

As a percentage of revenue, research and development expenses was 3.2% for the three months ended September 30, 2023 compared to 3.1% for the three months ended September 30, 2022.

Research and development expenses increased by €1.8 million, or 7.6%, to €25.6 million for the nine months ended September 30, 2023, compared to €23.8 million for the nine months ended September 30, 2022. These expenses included depreciation and amortization for €3.0 million for the nine months ended September 30, 2023, compared to €2.6 million for the nine months ended September 30, 2022.

The increase in research and development expenses reflects our investments in premium primary packaging and drug delivery systems to accelerate our market-leading position, strengthen our Intellectual Property, and develop new technologies to advance patient care.

As a percentage of revenue, research and development expenses was 3.3% for the nine months ended September 30, 2023 compared to 3.4% for the nine months ended September 30, 2022.

General and Administrative expenses

General and administrative expenses increased by €0.2 million, or 1.6%, to €20.2 million for the three months ended September 30, 2023, compared to €20.0 million in the three months ended September 30, 2022. These expenses mainly comprise corporate personnel costs, consultancy costs, rentals, as well as depreciation and amortization of €2.0 million (compared to €1.8 million for the nine months ended September 30, 2022), of which amortization of fair value adjustments from purchase price allocations amounted to €0.3 million (€0.3 million for the nine months ended September 30, 2022).

The increase in General and Administrative expenses was mainly attributable to higher labor costs linked to new hires and the development of the organization in the Americas region.

As a percentage of revenue, general and administrative expenses was 7.4% for the three months ended September 30, 2023 compared to 8.2% for the three months ended September 30, 2022.

General and administrative expenses increased by €4.6 million, or 7.6%, to €65.4 million for the nine months ended September 30, 2023, compared to €60.8 million for the nine months ended September 30, 2022. These expenses mainly comprise personnel expenses for management of the company, consultancy costs, rentals, as well as depreciation and amortization of €6.1 million (compared to €5.1 million for the nine months ended September 30, 2022), of which amortization of fair value adjustments from purchase price allocations amounted to €0.8 million (€0.8 million for the nine months ended September 30, 2022).

The increase in General and Administrative expenses was mainly attributable to higher IT related costs and travel expenses as well as higher labor costs linked to: (i) the structuring of corporate functions as a public company; (ii) the structuring of the Americas Region; and (iii) new hires in support of future growth.

As a percentage of revenue, general and administrative expenses was 8.5% for the nine months ended September 30, 2023 compared to 8.8% for the nine months ended September 30, 2022.

Operating Profit

As a result of the foregoing, operating profit increased by €3.7 million, or 7.6%, to €51.2 million for the three months ended September 30, 2023, compared to €47.5 million for the three months ended September 30, 2022. Operating profit margin for the three months ended September 30, 2023, decreased to 18.8% compared to 19.4% for the three months ended September 30, 2022, mostly due to the reduction of gross profit margin and the decrease of other operating income. Excluding the infrequently occurring costs, adjusted operating profit margin would have been 20.0% compared with 20.0% for the same period last year.

For the three months ended September 30, 2023, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 21.2%, compared to 22.8% for the three months ended September 30, 2022. The decrease in operating profit margin was mainly due the decrease of other operating income and the higher general and administrative expenses.

For the three months ended September 30, 2023, Engineering operating profit margin was 11.2%, compared to 14.0% for the three months ended September 30, 2022 due to the reduction of gross profit.

For the nine months ended September 30, 2023, operating profit increased by €7.4 million, or 5.7%, to €136.7 million, compared to €129.3 million for the nine months ended September 30, 2022. Operating profit margin for the nine months ended September 30, 2023 decreased to 17.9% compared to 18.7% for the nine months ended September 30, 2022, mainly due to the reduction of gross profit margin and the decrease of other operating income.

For the nine months ended September 30, 2023, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 20.3%, compared to 22.4% for the nine months ended September 30, 2022. The decrease in operating profit margin was mainly driven by the decrease in other operating income, the rise in industrial costs (including depreciation), and the higher general and administrative expenses to support future growth.

For the nine months ended September 30, 2023, Engineering operating profit margin was 14.0%, compared to 14.5% for the nine months ended September 30, 2022. The decrease was primarily due to the reduction of gross profit margin.

Net Finance expenses

Finance expenses, net of finance income, decreased by €0.8 million to €0.8 million net expense for the three months ended September 30, 2023, from €1.6 million net expense for the three months ended September 30, 2022.

Finance expenses, net of finance income, increased by €0.5 million to €6.0 million, net expense, for the nine months ended September 30, 2023, from €5.5 million, net expense, for the nine months ended September 30, 2022. Finance expense include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases, recognized in accordance with IFRS 16-Leases, derivatives change in fair value as well as exchange rate gains and losses.

Profit Before Tax

Profit before tax increased by €4.4 million, or 9.5%, to €50.4 million for the three months ended September 30, 2023, compared to €46.0 million for the three months ended September 30, 2022.

Profit before tax increased by €6.9 million, or 5.6%, to €130.7 million for the nine months ended September 30, 2023, compared to €123.8 million for the nine months ended September 30, 2022.

Income taxes

Income taxes increased by €2.7 million, or 28.2%, to €12.5 million for the three months ended September 30, 2023, compared to €9.8 million for the three months ended September 30, 2022.

Income taxes increased by €1.2 million, or 4.0%, to €30.3 million for the nine months ended September 30, 2023, compared to €29.1 million for the nine months ended September 30, 2022. The effective tax rate for the nine months ended September 30, 2023, was 23.2% compared to 23.5% for the nine months ended September 30, 2022.

	(Amounts in € million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2023	2022		€2023	2022	€
Current income taxes	17.9	14.6	3.3	42.8	37.2	5.6
Deferred income taxes	(5.4)	(4.8)	(0.6)	(12.5)	(8.1)	(4.4)
Income taxes	12.5	9.8	2.7	30.3	29.1	1.2

Net Profit

Net profit increased by €1.6 million, or 4.4%, to €37.9 million (or €0.14 of Diluted EPS or €0.15 of Adjusted Diluted EPS) for the three months ended September 30, 2023, compared to €36.3 million (or €0.14 of Diluted EPS or €0.14 of Adjusted Diluted EPS) for the three months ended September 30, 2022.

Net profit increased by €5.7 million, or 6.1%, to €100.4 million (or €0.38 of Diluted EPS or €0.41 of Adjusted Diluted EPS) for the nine months ended September 30, 2023, compared to €94.7 million (or €0.36 of Diluted EPS or €0.36 of Adjusted Diluted EPS) for the nine months ended September 30, 2022.

Liquidity and Capital Resources

We finance our operations mainly through cash generated by our operating activities and debt financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity include our cash and cash equivalents, medium and long-term loans from a number of financial institutions and equity markets. At September 30, 2023, we had cash and cash equivalents of €64.8 million (compared to €228.7 million at December 31, 2022). Our cash and cash equivalents primarily consist of cash held in bank accounts and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

The decrease in cash was predominantly due to ongoing investments in property, plant and equipment as we continue to execute our demand-driven capacity expansion in high value solutions.

In January and February 2023, we secured two loans totaling €130.0 million to support our ongoing production capacity expansion in U.S. and Italy. The first five-year loan agreement was financed through BNL (Group BNP Paribas) for €70.0 million. The second loan totaling up to €60.0 million was financed through Cassa Depositi e Prestiti.

Both loans have a two year draw down (in one or more solutions) that allows us the flexibility to access the capital when needed. The financing will be used to expand capacity to increase production, primarily for high-value solutions to meet increased demand. At September 30, 2023, €80.0 million, out of the €130.0 million secured, were drawn down.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were €560.0 million at September 30, 2023 (compared to €462.5 million at December 31, 2022), which primarily includes €240.6 million trade payables, €9.8 million contract liabilities, €53.0 million advances from customers, €96.0 million financial liabilities, €61.1 million tax payables, €4.9 million lease liabilities and €94.6 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

Capital Expenditures

During the nine months ended September 30, 2023, €334.2 million of capital expenditures have been allocated to growth and capacity expansion, which included: (i) €301.5 million for new EZ-Fill® production lines and related buildings expansion, principally in Fishers, U.S., (€168.5 million) and in Latina, Italy, (€107.0 million); (ii) €18.8 million for the completion of vials and cartridges capacity expansion; and (iii) €8.9 million for new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions and (iv) €5.0 million dedicated mainly to Engineering capacity expansion and molds.

In the United States, the construction of our new facility in Fishers, Indiana, continues to progress. We currently remain on track for launching validation activities at the end of 2023 and expect to start commercial operations in early 2024. In Italy, the facility in Piombino Dese has started commercial production while in Latina customer validation activities are well underway, with commercial production planned for the end of 2023. We are prioritizing our investments in the U.S. and Italy in order to satisfy customer demand.

Capital expenditures for maintenance, further enhancing quality, improving our IT systems, improving efficiency of our production processes and continuing to improve safety of our plants and production sites amounted to €15.8 million, while for research and development, including laboratory equipment, molds and other related equipment, amounted to €8.2 million.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in € million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2023	2022		€2023	2022	€
Cash flows from/(used in) operating activities	33.5	(3.8)	37.3	95.0	43.6	51.4
Cash flows used in investing activities	(132.2)	(43.2)	(89.0)	(356.8)	(174.1)	(182.7)
Cash flows from/(used in) financing activities	101.7	(9.9)	111.6	98.2	(25.9)	124.1
Net change in cash and cash equivalents	2.9	(57.0)	59.9	(163.6)	(156.5)	(7.1)

Cash generated from/(used in) operating activities

Net cash generated from operating activities was €33.5 million for the three months ended September 30, 2023 (compared to cash used in of €3.8 million for the three months ended September 30, 2022). For the three months ended September 30, 2023, the net cash generated from operating activities was primarily the result of (i) profit before taxes of €50.4 million adjusted for €20.5 million of depreciation and amortization expense and €1.1 million of net finance expense, (ii) €1.3 million from change in provisions and employee benefits, (iii) €16.3 million cash generated from the change in trade receivables and other assets and (iv) €1.5 million cash generated from the change in trade payables, contract liabilities, advances and other liabilities. These cash inflows were partially offset by €21.9 million in income tax paid, by €0.9 million net other non-cash expenses, by €0.8 million net finance interests paid and by €33.9 million of cash absorbed from the net change in inventories and contract assets.

Net cash generated from operating activities was €95.0 million for the nine months ended September 30, 2023 (compared to cash generation of €43.6 million for the nine months ended September 30, 2022). For the nine months ended September 30, 2023, the net cash generated from operating activities was primarily the result of (i) profit before taxes of €130.8 million adjusted for €58.4 million of depreciation and amortization expense and €2.4 million of net finance expense, (ii) €2.4 million from change in provisions and employee benefits, (iii) €6.7 million net other non-cash expenses and (iv) €59.5 million cash generated from the change in trade payables, contract liabilities, advances and other liabilities. These cash inflows were partially offset by €120.5 million cash absorbed from the net change in inventories and contract assets, since the Group is maintaining higher levels of safety stock as supply chains and lead times for certain raw materials continue to normalize. Cash was further absorbed by the higher trade receivables e and other assets for €17.2 million, by income tax paid for €25.7 million and by €1.7 million net finance interests paid.

Cash used in investing activities

Net cash used in investing activities was €132.2 million for the three months ended September 30, 2023 (compared to €43.2 million cash used in investing activities for the three months ended September 30, 2022), as we continued to execute our strategic investments in capacity expansion for high value solutions to meet customer demand.

Net cash used in investing activities was €356.8 million for the nine months ended September 30, 2023 (compared to €174.1 million cash used in investing activities for the nine months ended September 30, 2022), as we continued to invest in our strategic global expansion.

Cash generated from/(used in) financing activities

Net cash flows generated from financing activities was €101.7 million for the three months ended September 30, 2023 (compared to €9.9 million used in financing activities for the three months ended September 30, 2022).

For the three months ended September 30, 2023, proceeds from borrowings generated €112.3 million cash which was partially offset by €5.0 million repayments of borrowings, by €1.6 million for the payment of the principal portion of lease liabilities, by €3.8 million for dividends paid and by €0.3 million for the acquisition of non-controlling interests in Ompi of Japan Co. Ltd.

Net cash flows generated from financing activities was €98.2 million for the nine months ended September 30, 2023 (compared to €25.9 million used in financing activities for the nine months ended September 30, 2022). For the nine months ended September 30, 2023, the net cash generated from financing activities was primarily related to the proceeds from borrowings for €127.1 million and the proceeds from the life insurance policies redemption €27.9 million. These cash inflows were partially offset by € 48.0 million repayments of borrowings, by €4.8 million payment of the principal portion of lease liabilities, by €3.8 million dividends paid and by €0.3 million for the acquisition of non-controlling interests in Ompi of Japan Co. Ltd.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was €2.9 million for the three months ended September 30, 2023, compared to €(57.0) million for the three months ended September 30, 2022.

The net change in cash and cash equivalents was €(163.6) million for the nine months ended September 30, 2023, compared to €(156.5) million for the nine months ended September 30, 2022.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurred when the financial results of foreign subsidiaries are converted into the Group's primary currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three and the nine months ended September 30, 2023 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in € million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended September 30, 2023	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Revenue	86.2	132.8	218.9	52.5	271.4
Effect of changes in currency translation rates	2.5	2.6	5.1	—	5.1
Constant Currency Revenue	88.7	135.4	224.1	52.5	276.6

	(Amounts in € million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenues at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended September 30, 2023	88.7	135.4	224.1	52.5	276.6
Revenue for the three months ended September 30, 2022	74.4	132.7	207.1	38.2	245.3
Change in revenue at constant currency	14.3	2.7	17.0	14.3	31.3
% Change in revenue at constant currency	19.2%	2.0%	8.2%	37.6%	12.8%

	(Amounts in € million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the nine months ended September 30, 2023	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Revenue	247.1	372.2	619.3	145.4	764.7
Effect of changes in currency translation rates	2.1	2.3	4.4	0.1	4.5
Constant Currency Revenue	249.2	374.5	623.7	145.5	769.2

	(Amounts in € million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the nine months ended September 30, 2023	249.2	374.5	623.7	145.5	769.2
Revenue for the nine months ended September 30, 2022	206.0	362.1	568.1	123.4	691.6
Change in revenue at constant currency	43.2	12.4	55.6	22.1	77.7
% Change in revenue at constant currency	21.0%	3.4%	9.8%	17.9%	11.2%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income taxes, finance income, finance expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs that are unrelated to the underlying performance of the business, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain infrequently occurring items, which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and the nine months ended September 30, 2023, and 2022, and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in € million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2023	2022	%	2023	2022	%
Net Profit	37.9	36.3	4.4%	100.4	94.7	6.1%
Income taxes	12.5	9.8	28.2%	30.3	29.1	4.0%
Finance income	(4.8)	(6.7)	(28.6)%	(15.9)	(17.2)	(7.5)%
Finance expense	5.6	8.2	(32.5)%	21.9	22.7	(3.9)%
Operating Profit	51.2	47.5	7.6%	136.7	129.3	5.7%
Depreciation and Amortization	20.5	16.7	22.8%	58.4	47.8	22.2%
EBITDA	71.7	64.2	11.7%	195.1	177.1	10.2%
Adjusting items	3.0	1.6	81.7%	9.7	4.6	111.4%
Adjusted EBITDA	74.7	65.8	13.4%	204.8	181.7	12.7%
Adjusted EBITDA Margin	27.5%	26.8%	2.5%	26.8%	26.3%	1.9%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Income Taxes, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following tables set forth the calculation of Adjusted Operating Profit for the three and the nine months ended September 30, 2023, and 2022. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

	(Amounts in € million, except as indicated otherwise)
For the three months ended September 30, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	71.7	51.2	12.5	37.9	0.14
Adjusting items:
Start-up costs new plants (1)	2.8	2.8	0.7	2.1	0.01
Restructuring and related charges (2)	0.2	0.2	0.0	0.1	0.00
Adjusted	74.7	54.2	13.3	40.1	0.15
Adjusted Margin	27.5%	20.0%

	(Amounts in € million, except as indicated otherwise)
For the three months ended September 30, 2022	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	64.2	47.5	9.8	36.3	0.14
Adjusting items:
Start-up costs new plants (1)	1.6	1.6	0.2	1.4	0.01
Adjusted	65.8	49.1	10.0	37.7	0.14
Adjusted Margin	26.8%	20.0%

	(Amounts in € million, except as indicated otherwise)
For the nine months ended September 30, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	195.1	136.7	30.3	100.4	0.38
Adjusting items:
Start-up costs new plants (1)	9.4	9.4	2.5	6.9	0.03
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	204.8	146.4	32.9	107.5	0.41
Adjusted Margin	26.8%	19.1%

	(Amounts in € million, except as indicated otherwise)
For the nine months ended September 30, 2022	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	177.1	129.3	29.1	94.7	0.36
Adjusting items:
Start-up costs new plants (1)	4.6	4.6	1.1	3.5	0.01
Adjusted	181.7	133.9	30.2	98.2	0.36
Adjusted Margin	26.3%	19.4%

(1)
During the three and the nine months ended September 30, 2023, the Group recorded €2.8 million and €9.4 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the start-up of commercial operation that are associated with the training and travel of personnel who are employed in the production of our high value EZ-Fill® products which require specialized knowledge. During the three months and nine months ended September 30, 2022, the Group recorded €1.6 million and €4.6 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.
(2)
During the three and the nine months ended September 30, 2023, the Group recorded €0.2 million and €0.3 million, respectively, of restructuring and related charges among general and administrative expenses.
(3)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in property, plant and equipment and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets, excluding the grants which may take the form of a transfer of a non-monetary asset (such as land).

The following table sets forth the CAPEX for the three and the nine months ended September 30, 2023, and 2022:

	(Amounts in € million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2023	2022		€2023	2022	€
Addition to Property, plants and equipment (1)	106.2	68.4	37.8	355.0	194.6	160.4
Addition to Intangible Assets	1.0	2.7	(1.7)	3.6	7.8	(4.2)
CAPEX	107.2	71.1	36.1	358.5	202.4	156.1

(1)
Addition related to the grant of land by the city of Fisher is excluded.

See Note 17 “Other Intangible Assets” and Note 18 “Property, plant and equipment” to the Unaudited Interim Condensed Consolidated Financial Statements for additional details.

For further information on Capital Expenditure on a paid-out cash basis see “Liquidity and Capital Resources - Capital Expenditure” above.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a paid-out cash basis.

The following table sets forth the calculation of Free Cash Flow for the three and the nine months ended September 30, 2023, and 2022:

	(Amounts in € million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2023	2022		€2023	2022	€
Net Cash Flow from/(used in) Operating Activities	33.5	(3.8)	37.3	95.0	43.6	51.4
Interest paid	1.0	0.7	0.3	2.4	2.5	(0.1)
Interest received	(0.1)	(0.1)	—	(0.7)	(0.5)	(0.2)
Purchase of property, plant and equipment	(131.3)	(40.4)	(90.9)	(351.2)	(167.1)	(184.1)
Proceeds from sale of property plant and equipment	0.1	—	0.1	0.1	0.5	(0.4)
Purchase of intangible assets	(1.0)	(2.7)	1.7	(3.6)	(7.8)	4.2
Free Cash Flow	(97.8)	(46.3)	(51.5)	(257.9)	(128.8)	(129.2)

For further information on cash flow see “Liquidity and Capital Resources” and “Cash Flow” above.

Net (Debt)/ Cash

The following table sets forth the calculation of Net (Debt)/ Cash, which is a metric used by the management to analyze the financial stability of our business. Net (Debt)/ Cash is calculated as the sum of up current and non-current financial liabilities and less the sum of the other current financial assets, other non-current financial assets - Fair value of derivatives financial instruments and cash and cash equivalents.

	(Amounts in € million, except as indicated otherwise)
	At September 30,	At December 31,
	2023	2022
Non-current financial liabilities	(196.3)	(148.4)
Current financial liabilities	(100.9)	(70.7)
Other non-current financial assets - Fair value of derivatives financial instruments	2.4	2.8
Other current financial assets	2.4	33.6
Cash and cash equivalents	64.8	228.7
Net (Debt)/ Cash	(227.5)	46.0

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is determined as the sum of non-current assets (excluding the fair value of derivatives financial instruments) and net working capital, less the sum of non-current liabilities and provisions. Net working capital is the difference between current assets and current liabilities, excluding current financial assets, current financial liabilities and cash and cash equivalents.

	(Amounts in € million, except as indicated otherwise)
	At September 30,	At December 31,
	2023	2022
- Goodwill and intangible assets	75.8	79.4
- Right of Use assets	16.7	19.3
- Property, plant and equipment	968.0	641.4
- Financial assets - investments FVTPL	0.6	0.8
- Other non-current financial assets	3.1	1.0
- Deferred tax assets	71.6	69.2
Non-current assets	1,135.8	811.1

- Inventories	277.1	213.3
- Contract assets	158.6	103.4
- Trade receivables	229.5	212.7
- Trade payables	(240.6)	(239.2)
- Advances from customers	(53.0)	(26.6)
- Contract liabilities	(9.8)	(14.8)
Trade working capital	361.8	248.8

- Tax receivables and Other receivables	56.1	54.0
- Tax payables and Other liabilities	(155.6)	(111.1)
Net working capital	262.3	191.7

- Deferred tax liabilities	(9.4)	(21.0)
- Employees benefits	(6.5)	(8.3)
- Provisions	(6.0)	(5.5)
- Other non-current liabilities	(52.1)	(18.1)
Total non-current liabilities and provisions	(73.9)	(52.9)

Capital Employed	1,324.2	949.9

Net (Debt)/ Cash	(227.5)	46.0

Total Equity	(1,096.7)	(995.9)

Total Equity and Net (Debt)/ Cash	(1,324.2)	(949.9)

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solutions segment; and (ii) certain one-off agreements, with regards to our Engineering segment. We recognize direct revenue over the life of the contract based on our performance of services under the contract. Contracts may be terminated or delayed by our customers or regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event a customer terminates a contract, we are generally entitled to be paid for services rendered through the termination date and for services provided in winding down the project. However, we are only rarely entitled to receive the full amount of direct revenue reflected in our backlog in the event of a contract termination. The duration of the projects in our backlog, and the related revenue recognition, ranges from several months to a couple of years. For orders that are placed inside a contractual firm period, we generally have a contractual right to payment in the event of cancellation. Fluctuations in our reported backlog levels also result from the timing and order pattern of our customers who often seek to manage their level of inventory on hand.

Because of customer ordering patterns, our backlog reported for certain periods may fluctuate and may not be indicative of future results. A number of factors may affect backlog and the direct revenue generated from our backlog, including: (a) the size, complexity and duration of projects; and (b) the cancellation or delay of projects.

Our backlog as of September 30, 2023, was approximately €923.5 million, compared to approximately €957.0 million as of December 31, 2022, and of approximately €1,011.7 million as of September 30, 2022.

In the three months ended September 30, 2023, we had new order intake of approximately €255.6 million compared to an order intake of approximately €246.9 million for the three months ended September 30, 2022. During the nine months period ended September 30, 2023, new order intake totaled €731.2 million compared to €823.3 million for the nine months ended September 30, 2022. The year-over-year decrease was due to (i) the expected drop in COVID-19-related orders as the pandemic wanes (excluding COVID-19-related orders, new order intake increased 6.2% for the three months ended September 30, 2023 compared with the same period last year); and (ii) the normalization of customer ordering patterns as global supply chains started to stabilize. The Group anticipates that there may be fluctuations quarter to quarter in order intake and backlog.

Although an increase or decrease in backlog will generally respectively result in an increase or decrease in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase or decrease in backlog at a particular point in time does not necessarily correspond to an increase or decrease, respectively, in direct revenue during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are cancelled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue, and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly relating to foreign currency exchange rates and interest rates;
•
liquidity risk, with particular reference to the availability of funds and access to the credit markets, should the Group require it, and to financial instruments in general; and
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities.
•
commodity risk, arising from the fluctuation in commodity price, driven by external market factors, especially for natural gas and electricity.

These risks could significantly affect our financial position, results of operations and cash flows, and for this reason we identify and monitor them, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures regarding the effect that these risks may have upon us. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk and, to a lesser extent, interest rate risk.

Our exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries in which the Group operates.

Our exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our performance and are therefore identified and monitored. We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks.

In particular, to manage foreign exchange rate risk, we have adopted a hedging policy. Hedging activities are executed both at the corporate and company level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, also taking account of budgeted future revenues and costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on our results.

Information on foreign currency exchange rate risk

We are exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.
•
The main foreign currency to which we are exposed is the U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other significant exposures included the exchange rate between the Euro and the following currencies: Japanese Yen and Danish Krone. It is our policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and Switzerland. As our reporting currency is the Euro, the income statements of those companies are translated into Euros using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euros. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.
•
The assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

We monitor our main exposures with regard to translation exchange risk, whereby fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, although there was no specific hedging in this respect at September 30, 2023.

Exchange differences arising from the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expenses) for the nine months ended September 30, 2023, except for those arising from financial instruments measured at fair value, amounted to net loss of €3.9 million (compared to €6.0 million net gain for the nine months ended September 30, 2022).

There have been no substantial changes in the first nine months of 2023 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

We actively hedge against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are designated as cash flow hedges only in part and contracts are entered for a period consistent with the underlying transactions, generally ranging from three to twelve months.

The following table presents an analysis of sensitivity to a change in exchange rates for the currencies the Group is majorly exposed to. With all other variables held constant, the Group’s marginality is affected as follows:

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on EBITDA
	(Amounts in € millions)
Euro	1%	(1)%	(1.1)	1.1
US dollar	3%	(3)%	(3.3)	3.5
	5%	(5)%	(5.3)	5.9

Euro	1%	(1)%	0.1	(0.1)
Mexican Pesos	3%	(3)%	0.3	(0.4)
	5%	(5)%	0.6	(0.6)

Euro	1%	(1)%	(0.1)	0.1
China Renmimbi	3%	(3)%	(0.3)	0.3
	5%	(5)%	(0.5)	0.6

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at the corporate level and utilizes similar structures as those employed for the management of currency risks. We have hedges in place against interest rate risk, covering €105.1 million out of a total of €184.9 million variable rate loans.

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(Amounts in € millions)
	+20 BP	-20 BP	(0.2)	0.2
	+50 BP	-50 BP	(0.4)	0.4
	+100 BP	-100 BP	(0.8)	0.8

Our most significant floating rate financial assets at September 30, 2023 are cash and cash equivalents.

The risk arising from net investments in foreign subsidiaries is monitored; no active hedging is currently being performed.

Liquidity risk

Liquidity risk arises if we are unable to obtain the funds needed to carry out our operations under economic conditions. The main determinant of our liquidity position is the cash generated from or used in operating and investing activities.

From an operating point of view, we manage liquidity risk by monitoring cash flows and keeping an adequate level of funds at our disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed and supervised by the treasury department with the aim of ensuring effective and efficient management of our liquidity. We undertake medium and long-term loans to fund medium and long-term operations. We undertake a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•
centralizing liquidity management;
•
centralizing cash through cash pooling techniques;
•
maintaining a conservative level of available liquidity;
•
diversifying sources of funding of medium and long-term financing;
•
obtaining adequate credit lines;
•
monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and
•
monitoring covenants on indebtedness.

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, under normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through our existing relationships with banks, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility. However, there can be no assurance that we will be able to obtain additional capital, or at acceptable costs.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which we are theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet.

Where customers fail to meet payment deadlines, our financial position may deteriorate. Socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may also assume significance in this respect. The credit risk is however mitigated by consolidated commercial relations with well capitalized multinational pharmaceutical and biologics companies and our guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. At September 30, 2023, our days sales outstanding increased by 15 to 83, compared to 68 days at December 31, 2022.

Trade receivables at September 30, 2023, amounting to €235.5 million (compared to €218.7 million at December 31, 2022), are shown net of the allowance for doubtful accounts amounting to €6.0 million (compared to €6.0 million at December 31, 2022).

Commodity risk

With regard to commodity risk, the Group entered into floating-price contracts for certain utilities. The Group consumes large amounts of natural gas and electricity for its operating activities. The increased volatility in natural gas and electricity prices over the past 12 months has led to the decision to enter into commodity swap contracts.

These contracts, which commenced in February 2023, are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity. Hedging the price volatility of forecasted natural gas and electricity consumption is in accordance with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

Controls and Procedures

There were no significant changes in our internal control over financial reporting during the nine months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and other claims that might give rise to liability, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management will monitor ongoing legal proceeds and would evaluate the needs for additional disclosure in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Risk Factors

There have been no material changes from the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on March 2, 2023 except as described below.

Effective December 31, 2023, we will be a large accelerated filer and no longer qualify as an emerging growth company, which will increase our costs and demands on management. Based on the our public float as of June 30, 2023, we will become a “large accelerated filer” and lose “emerging growth company” status on December 31, 2023. Due to this upcoming transition, we are devoting significant time and efforts to implement and comply with the additional standards, rules and regulations that will apply to us upon becoming a large accelerated filer and losing our emerging growth company status, diverting such time from the day-to-day conduct of our business operations. Compliance with the additional requirements of being a large accelerated filer will also increase our legal, accounting and financial compliance costs. These requirements include, but are not limited to:

•
compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting; and
•
compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements.

Due to the complexity and logistical difficulty of implementing the standards, rules and regulations that apply to a large accelerated filer, there is an increased risk that we may be found to be in non-compliance with such standards, rules and regulations or to have significant deficiencies or material weaknesses in our internal controls over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, results of operations, and financial condition and could cause a decline in the trading price of our ordinary shares.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Defaults Upon Senior Securities

None.

Other Information

None.

INCORPORATION BY REFERENCE

The Unaudited Interim Condensed Consolidated Financial Statements for the three and the nine months ended September 30, 2023, are hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333‑274398), and to be a part thereof from the date on which this report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: November 3, 2023	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer